UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 1, 2017 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated February 9, 2017, relating to its U.S. $72,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On June 30, 2017, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.18.0760 = U.S. $1.00.

Selected Financial Data

The selected financial data as of December 31, 2016 has been derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of December 31, 2016 and for the three-month periods ended March 31, 2016 and 2017 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

As detailed below, we recognized a net loss of Ps. 191.1 billion for the year ended December 31, 2016 and had negative equity of Ps. 1,233.0 billion as of December 31, 2016, which resulted in a negative working capital of Ps. 70.8 billion as of December 31, 2016. These results have led our independent auditors to state in their most recent audit report, included in our audited financial statements as of December 31, 2016, that there is substantial doubt about our ability to continue as a going concern. We recognized a net gain of Ps. 87.9 million for the three-month period ended March 31, 2017, which slightly reduced negative equity to Ps. 1,155.5 billion as of March 31, 2017 and resulted in a negative working capital of Ps. 15.3 billion as of March 31, 2017. We have disclosed the circumstances that have caused these trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2 to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2016 and the date hereof, we have concluded that we continue to operate as a going concern.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of March 31, 2017 and from our statement of comprehensive income and our statement of cash flows for the three-month period ended March 31, 2017. In addition, we include selected financial data from our statement of financial position as of December 31, 2016, as well as the statement of comprehensive income and statement of cash flows for the three-month period ended March 31, 2016 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	March 31,(2)
	2016	2016	2017
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	224,989	348,585
Operating income	n.a.	31,099	72,741
Financing income	n.a.	1,780	3,608
Financing cost	n.a.	(19,587)	(25,894)
Derivative financial instruments income—Net	n.a.	8,944	601
Exchange loss—Net	n.a.	(19,024)	142,090
Net loss (income) for the period	n.a.	(62,013)	87,935
Statement of Financial Position Data (end of period)
Cash and cash equivalents	163,532	141,014	105,497
Total assets	2,329,886	1,824,817	2,232,841
Long-term debt	1,807,004	1,428,261	1,714,338
Total long-term liabilities	3,136,704	2,812,045	3,059,892
Total (deficit) equity	(1,233,008)	(1,394,491)	(1,155,504)
Statement of Cash Flows
Depreciation and amortization	n.a.	27,005	35,714
Acquisition of wells, pipelines, properties, plant and equipment(3)	n.a.	25,277	2,901
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	3.9

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost. See Note 3(h) to the unaudited condensed consolidated interim financial statements included herein.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2016 and for the three months ended March 31, 2016 were insufficient to cover fixed charges, which exceeded earnings by Ps. 236,780 million and Ps. 100,217 million during these periods, respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at March 31, 2017.

	At March 31, 2017(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 1,448,869	U.S. $	77,030
Long-term domestic debt	265,468		14,114

Total long-term debt(3)	1,714,337		91,144

Certificates of Contribution “A”(4)	356,544		18,956
Mexican Government contributions to Petróleos Mexicanos	43,730		2,325
Legal reserve	1,002		53
Accumulated other comprehensive result	(173,783)		(9,216)
(Deficit) from prior years	(1,471,862)		(78,252)
Net profit for the period	87,941		4,653

Total controlling interest	(1,156,427)		(61,481)
Total non-controlling interest	923		49

Total (deficit) equity	(1,155,504)		(61,432)

Total capitalization	Ps. 558,833	U.S. $	29,712

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.8092 = U.S. $1.00 at March 31, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since December 31, 2016, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report and in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities” in the Form 20-F.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 141,031 million (U.S. $7,498 million) at December 31, 2016.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2017 compared to the three months ended March 31, 2016

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Three months ended March 31,(1)
	2016	2017(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 153,269	Ps. 217,740	U.S. $	11,576
Export	68,534	127,319		6,769
Services income	3,187	3,527		188

Total sales	224,989	348,586		18,533
Impairment of wells, pipelines, plant and equipment	—	22,329		1,187
Cost of sales	162,446	235,666		12,529

Gross income	62,543	90,591		4,817
General expenses	33,149	33,171		1,764
Other revenues and expenses—Net	1,705	15,323		815

Operating income	31,099	72,743		3,868
Financing income	1,780	3,608		192
Financing cost	(19,587)	(25,894)		(1,377)
Derivative financial instruments income (cost)—Net	8,944	601		32
Exchange loss (income)—Net	(19,024)	142,090		7,554
Profit (loss) sharing in associates	(215)	241		13

Loss before taxes, duties and other	2,998	193,389		10,282
Total taxes, duties and other	65,010	105,453		5,606

Net loss for the period	Ps. (62,012)	Ps. 87,936	U.S. $	4,676
Other comprehensive results for the period	(802)	(10,431)		(555)

Comprehensive result for the period	Ps. (62,815)	Ps. 77,505		U.S. 4,121

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.8092 = U.S. 1.00 at March 31, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first three months of 2017 as compared to the first three months of 2016

Total Sales

Total sales increased by 54.9% or Ps. 123.6 billion in the first three months of 2017, from Ps. 224.9 billion in the first three months of 2016 to Ps. 348.6 billion in the first three months of 2017, mainly due to a 42.1% increase in domestic sales and a 85.8% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 42.1% in the first three months of 2017, from Ps. 153.3 billion in the first three months of 2016 to Ps. 217.7 billion in the first three months of 2017, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil, natural gas and jet fuel. Domestic sales of petroleum products increased by 60.1% in the first three months of 2017, from Ps. 111.5 billion in the first three months of 2016 to Ps. 178.5 billion in the first three months of 2017, mainly due to a 46.3% increase in the average price of gasoline, a 82.7% increase in the average price of diesel, a 143.7% increase in the average price of fuel oil and a 72.5% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico. See “Item 4—Information on the Company—Industrial Transformation—Refining—Pricing Decrees” in the Form 20-F for more information on this liberalization of fuel prices. There was also a 50.0% increase in the volume of fuel oil sales as a result of the low natural gas availability in northern Mexico, which increased the use of liquid fuels by Comisión Federal de Electricidad (CFE) as feedstock in its power plants. This increase was partially offset by a 5.0% decrease in gasoline sales volume as a result of decreased demand, which in turn was primarily the result of an increase in average prices, a 22.8% decrease in propylene sales due to decreased demand for this product by Indelpro, S.A. and a 45% decrease in sales of other products, primarily due to decreased demand for petroleum coke by the cement industry.

Domestic sales of natural gas increased by 23.4% in the first three months of 2017, from Ps. 14.4 billion in the first three months of 2016 to Ps. 17.8 billion in the first three months of 2017, mainly due to a 36.2% increase in its average price. This increase was partially offset by a decrease in sales volume of 9.4% due to lower production, as discussed below, and the loss of market share for the reasons described below. Domestic sales of liquefied petroleum gas (LPG) decreased by 31.7% in 2017, from Ps. 19.7 billion in the first three months of 2016 to Ps. 13.5 billion in the first three months of 2017, mainly as a result of a 31.0% decrease in sales volume due primarily to our loss of market share which resulted from increased competition due to the opening of the market to imports since 2016. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 3.9% in the first three months of 2017, from Ps. 7.7 billion in the first three months of 2016 to Ps. 8.0 billion in the first three months of 2017, mainly due to the increase in the average prices of monoethyleneglycol, ethylene oxide, and polyethylene by 72.6%, 25.1% and 18.7%, respectively, and to the inclusion of Ps. 0.7 billion in petrochemical sales by Grupo Fertinal, which was consolidated with PEMEX in June 2016, in our unaudited condensed consolidated interim financial statements for the first three months of 2017 included herein.

Export Sales

Export sales increased by 85.8% in peso terms in the first three months of 2017 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 68.5 billion in the first three months of 2016 to Ps. 127.3 billion in the first three months of 2017. This increase was mainly due to a 70.5% increase in the weighted average Mexican export crude oil price in the first three months of 2017, compared to the first three months of 2016. From January 1, 2016 to March 31, 2016, the weighted average Mexican export crude oil price was U.S. $25.87 per barrel, compared to U.S. $44.11 per barrel in the same period of 2017. Compared to the first three months of 2016, in the first three months of 2017 there was an increase in export sales of Ps. 8.3 billion in fuel oil, and an increase in export sales of Ps. 1.6 billion of naphtha exports. These increases were partially offset by a 4.6% decrease in the volume of exports of petroleum products and a 4.7% decrease in the volume of crude oil exports for the reasons described below.

Excluding the trading activities of the Trading Companies (as defined in the Form 20-F) (in order to show only the amount of export sales related to the subsidiary entities), export sales by the subsidiary entities to the Trading Companies and third parties increased by Ps. 56.5 billion, from Ps. 53.2 billion in the first three months of 2016 to Ps. 109.7 billion in the first three months of 2017. In U.S. dollar terms, excluding the trading activities of the Trading Companies, total export sales (which are U.S. dollar-denominated) increased by 86.2% in the first three months of 2017, from U.S. $2.9 billion in the first three months of 2016 to U.S. $5.4 billion in the first three months of 2017. This was mainly due to the above mentioned increase of 70.5% in the weighted average export price of Mexican crude oil and was offset by a 4.7% decrease in the volume of crude oil exports. The trading and export activities of the Trading Companies generated additional revenues of Ps. 17.6 billion in the first three months of 2017, which is 14.3% higher in peso terms than the Ps. 15.4 billion of additional revenue generated in the first three months of 2016, mainly due to higher average prices for diesel and gasoline. The weighted average price per barrel of oil that the international trading segment, which operates through P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), sold to third parties in the first three months of 2017 was U.S. $45.88, or 83.6% higher than the weighted average price of U.S. $24.99 in the first three months of 2016.

Crude oil and condensate export sales to PMI accounted for 84.4% of total export sales (excluding commercial activities of PMI subsidiaries) in the first three months of 2017, compared to 88.0% in the first three months of 2016. Crude and condensate sales increased by 97.7%, from Ps. 46.8 billion in the first three months of 2016 to Ps. 92.5 billion in the first three months of 2017, and in U.S. dollar terms increased by 73.1%, from U.S. $2.6 billion in the first three months of 2016 to U.S. $4.5 billion in the first three months of 2017 primarily due to price increases. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in the first three months of 2017 was U.S. $45.88, 83.6% higher than the weighted average price of U.S. $24.99 in the first three months of 2016.

Service Income

Service income increased by 10.7% in the first three months of 2016, from Ps. 3.2 billion in the first three months of 2016 to Ps. 3.5 billion in the first three months of 2017, mainly as a result of an increase in transportation services provided by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales increased by 45.1%, from Ps. 162.4 billion in the first three months of 2016 to Ps. 235.7 billion in the first three months of 2017. This increase was mainly due to (1) an increase of Ps. 59.4 billion in import purchases, primarily diesel and natural gas, due to the increase in the price of imports and a 18.4% increase in the volume of imports, given the need to meet increased demand in the domestic market; (2) a Ps. 8.6 billion increase in depreciation of fixed assets and amortization of wells, mainly due to the higher value of assets to be depreciated due to the partial reversal of the impairment recorded during 2016 (see “Item 4—Information on the Company—Critical Accounting Policies—Impairment of Non-Financial Assets” in the Form 20-F for more information regarding this reversal); and (3) a Ps. 7.8 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first three months of 2017 compared to the first three months of 2016. This increase was partially offset by (1) a Ps. 4.6 billion decrease in the cost of unsuccessful wells due to the improved success rate in the drilling of wells; and (2) a decrease of Ps. 4.2 billion in operating expenses, mainly due to the cost saving measures implemented pursuant to our business plan for the five-year period from 2017 through 2021 (which we refer to as the 2017-2021 Business Plan).

Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, plant and equipment increased Ps. 22.3 billion in the first three months of 2017 as compared to the first three months of 2016, mainly due to the 9.0% appreciation of the peso against the U.S. dollar in the first three months of 2017. See Note 12(d) of our unaudited condensed consolidated interim financial statements included herein.

Operating Expenses

Total operating expenses (distribution, transportation, and sales expenses and administrative expenses) remained stable in our unaudited condensed consolidated interim financial statements for the first three months of 2017 as compared to the first three months of 2016 included herein as a result of the cost saving measures discussed above.

Other Revenues / Expenses, Net

Other revenues, net, increased by Ps. 13.7 billion in the first three months of 2017, from Ps. 1.7 billion in the first three months of 2016 to Ps. 15.3 billion in the first three months of 2017. This increase was mainly due to the recovery of an insurance compensation payment of Ps. 13.6 million relating to the accident that occurred on the Abkatún-A platform in April 2015.

Financing Income

Financial income increased by Ps. 1.9 billion in the first three months of 2017, from Ps. 1.8 billion in the first three months of 2016 to Ps. 3.7 billion in the first three months of 2017, mainly due to interest income we earned from promissory notes issued by the Mexican Government in relation to their assumption of liabilities for employee benefits.

Financing Costs

Financing costs increased by Ps. 6.3 billion in the first three months of 2017, from Ps. 19.6 billion in the first three months of 2016 to Ps. 25.9 billion in the first three months of 2017, mainly due to an increase in interest expenses in the first three months of 2017, as a result of higher levels of indebtedness.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, decreased by Ps. 8.3 billion in the first three months of 2017, from an income of Ps. 8.9 billion in the first three months of 2016 to an income of Ps. 0.6 billion in the first three months of 2017, mainly due to the effects of the restructuring of certain financial derivative instruments and the volatility of market variables involved in the fair value valuation, which was partially offset by the depreciation of the U.S. dollar against the euro, the Japanese yen, and the British pound sterling, which are the currencies PEMEX hedges.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt (83.9% as of March 31, 2017) is denominated in foreign currency. Foreign exchange income increased by Ps. 161.1 billion, from a foreign exchange loss of Ps. 19.0 billion in the first three months of 2016 to a foreign exchange income of Ps. 142.1 billion in the first three months of 2017, mainly as a result of the appreciation of the peso against the U.S. dollar.

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 62.2% in the first three months of 2017, from Ps. 65.0 million in the first three months of 2016 to Ps. 105.4 million in the first three months of 2017, mainly due to the 70.5% increase in the weighted average export price of Mexican crude oil, from U.S. $25.87 per barrel in the first three months of 2016 to U.S. $44.11 per barrel in the first three months of 2017. Income related duties and taxes represented 30.3% and 28.9% of total sales in the first three months of 2017 and 2016, respectively.

Net Income/Loss

In the first three months of 2017, we had net income of Ps. 87.9 billion, as compared to a net loss of Ps. 62.0 billion in the first three months of 2016.

The increase in net income was mainly the result of the following:

•	Ps. 161.1 billion increase in foreign exchange gain, mainly due to the 9.0% appreciation of the peso against the U.S. dollar described above, and

•	Ps. 123.6 billion increase in total sales, mainly due to the increase in average sales prices of our petroleum products, due to an increase in the weighted average Mexican export crude oil price.

This increase was partially offset by the following:

•	Ps. 95.5 billion increase in the cost of sales, and

•	Ps. 40.4 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the export price of Mexican crude oil.

Other Comprehensive Results

In the first three months of 2017, we reported a net loss of Ps. 10.4 billion in other comprehensive results as compared to a net loss of Ps. 0.8 billion in the first three months of 2016, mainly due to an increase in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2016 to March 31, 2017

Assets

Cash and cash equivalents decreased by Ps. 58.0 billion, or 35.5%, in the first three months of 2017, from Ps. 163.5 billion as of December 31, 2016 to Ps. 105.5 billion as of March 31, 2017, mainly due to payments to suppliers and contractors, taxes and financing amortizations. This decrease was partially offset by the collection of cash receivables and resources obtained from financing activities.

Accounts receivable, net, increased by Ps. 18.5 billion, or 13.9%, in the first three months of 2017, from Ps. 133.2 billion as of December 31, 2016 to Ps. 151.7 billion as of March 31, 2017, mainly due to: (1) a Ps. 16.2 billion increase in accounts receivable from sales to domestic customers, mainly due to an increase in accounts receivable from gasoline distributors and governmental customers; (2) a Ps. 9.6 billion increase in accounts receivable from sales to foreign customers, mainly due to a 30.5% increase in the weighted average market price per barrel of crude oil during 2016, from U.S. $35.17 per barrel in December 2016 to U.S. $45.88 per barrel in March 2017; and (3) a Ps. 1.5 billion increase in accounts receivable from sundry debtors, mainly reimbursements for fees charged for customs services, and the current portion of promissory notes issued by the Mexican Government in connection with their assumption of certain of our pension liabilities.

Wells, pipelines, property, plant and equipment, net, decreased by Ps. 51.8 billion in the first three months of 2017, mainly due to Ps. 35.7 billion in depreciation, as well as the recognition of an impairment of Ps. 22.3 billion; this decrease was partially offset by Ps. 8.2 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 12(d) of our unaudited condensed consolidated interim financial statements included herein.

Liabilities

Total debt, including accrued interest, decreased by Ps. 127.8 billion, or 6.4%, as of March 31, 2017, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,855.4 billion as of March 31, 2017, mainly due to the impact of the 9.0% appreciation of the peso against the U.S. dollar in the first three months of 2017.

Liabilities to suppliers and contractors decreased by Ps. 66.6 billion, or 43.9%, as of March 31, 2017, from Ps. 151.6 billion as of December 31, 2016 to Ps. 85.0 billion as of March 31, 2017, mainly due to the payment programs established since 2016 to address the total outstanding balance of payments due to suppliers and contractors.

Taxes and duties payable decreased by Ps. 3.6 billion, or 7.5%, in the first three months of 2017, from Ps. 48.8 billion as of December 31, 2016 to Ps. 45.2 billion as of March 31, 2017, mainly due to a Ps. 3.4 billion decrease in taxes withheld, primarily income tax, as well as a Ps. 2.2 billion decrease in the Derecho por la Utilidad Compartida (Profit-sharing Duty). This decrease was partially offset by an increase of Ps. 2.5 billion in the IEPS sobre la venta de los combustibles automotrices (Tax on the Sale of Automotive Fuels) derived from the increase in gasoline prices this year.

Derivative financial instruments liabilities decreased by Ps. 14.3 billion, or 46.4%, in the first three months of 2017, from Ps. 30.9 billion as of December 31, 2016 to Ps. 45.2 billion as of March 31, 2017. This decrease was mainly due to the maturity and settlement of thirteen cross-currency swaps, as well as to the decrease in the value of cross-currency swaps.

Employee benefits liabilities increased by Ps. 19.6 billion, or 1.6%, in the first three months of 2017, from Ps. 1,220.4 billion as of December 31, 2016 to Ps. 1,240.0 billion as of March 31, 2017. This increase was mainly due to the recognition of the increased net cost of the period.

Equity (Deficit), Net

Equity (deficit), net, increased by Ps. 77.5 billion, or 6.3%, from negative Ps. 1,233.0 billion as of December 31, 2016 to negative Ps. 1,155.5 billion as of March 31, 2017. This decrease was mainly due to (1) Ps. 87.9 billion net profit for the first three months of 2017; and (2) Ps. 11.9 billion in loss from the foreign currency translation effect.

Liquidity and Capital Resources

Overview

During the first three months of 2017, we were able to strengthen our liquidity position due to a 54.9% increase in total sales, from Ps. 224.9 billion in the first three months of 2016 to Ps. 348.6 billion in the first three months of 2017, by increasing our accounts receivable and decreasing our accounts payable to suppliers and the repayment of debt.

Our principal uses of funds in the first three months of 2017 were primarily the repayment of debt, strengthening our cash flow through the actions listed below and, to a lesser extent, the acquisition of wells, pipelines, properties, plant and equipment and exploration costs, which collectively amounted to Ps. 36.5 billion. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 177.8 billion. During the first three months of 2017, our net cash flow from operating activities was less than the resources needed to fund our capital expenditures and other expenses. See “Item 5—Operating and Financial Review and Prospects—Overview—Redefinition of PEMEX as a State-Owned Productive Company within the Context of Low Crude Oil Prices” in the Form 20-F for more information and a discussion of actions being taken in response to this imbalance of resources.

For 2017, we forecast a 40.5% decrease in capital expenditures as compared to the amounts spent on capital expenditures in 2016, primarily due to the expected price levels of our products in 2017 and our expected borrowing capacity. As of March 31, 2017, we owed our suppliers approximately Ps. 85.0 billion as compared to Ps. 151.6 billion as of December 31, 2016. As of March 31, 2017, we have paid approximately 90% of the total outstanding balance due to suppliers and contractors as of December 31, 2016 as part of our effort to repay such balances. Despite these obligations, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements for the next twelve months, given that since early 2016, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as further described below:

•	Changes to Our Annual Budgets. We have implemented certain measures intended to improve our financial situation, including the reduction of our budget in February 2016, the implementation of a plan to reduce costs, and the establishment of lines of credit with Mexican development banks.

•	Modifying our Financing Strategy. We have adjusted our financing strategy to diversify our sources of funding. Notably in 2016, we have undertaken the following transactions based on this strategy:

•	On June 17, 2016, Pemex Exploration and Production obtained approximately U.S. $1.1 billion from the sale and leaseback of certain infrastructure assets used for oil and gas activities.

•	On July 8, 2016, Pemex Industrial Transformation obtained approximately U.S. $600.0 million in connection with the sale and leaseback of a plant located in the Madero Refinery.

•	On October 3, 2016, Petróleos Mexicanos completed a liability management transaction wherein we used part of the proceeds from U.S. $4.0 billion in debt securities issued on September 21, 2016 to finance the purchase of U.S. $1.3 billion in outstanding securities. We subsequently exchanged U.S. $1.7 billion in securities for U.S. $1.6 billion in new securities.

•	Changes to Employee Benefits Plans. As of January 1, 2016, new employees received a defined contribution plan, pursuant to which both PEMEX and employees contribute to each employee’s individual account, in contrast to the existing defined benefit plan, pursuant to which only PEMEX contributes. We expect that the defined contribution plan will limit increases in PEMEX’s pension liabilities because, among other things, employees will now also contribute to such plan. In addition, PEMEX will provide existing employees with the option to transfer from a defined benefit plan to a defined contribution plan.

•	Asset Sales. We have sold certain of our non-essential assets to obtain working capital, including the sale of our stake in Gasoductos de Chihuahua.

•	Reduction in Taxes. The Mexican Government modified the fiscal regime applicable to us to enable us to deduct more of our exploration and production costs. Under the current low oil price environment, the amount of the hydrocarbon extraction duty we paid for the year ended December 31, 2016 was reduced by approximately Ps. 40.2 billion, as compared to the amount we would have had to pay for this duty if this change in the fiscal regime had not been implemented.

•	Reduction in Outstanding Accounts Payable. As described above, as of March 31, 2017, we have reduced approximately 90% of the total outstanding balance due to suppliers and contractors as of December 31, 2016.

•	No Payment of Dividend. The Mexican Government announced that Petróleos Mexicanos was not required to pay a state dividend in 2016 and will not be required to pay one in 2017.

Moreover, on April 21, 2016, we received a capital contribution of Ps. 26.5 billion from the Ministry of Finance and Public Credit and, on August 3, 2016, the Ministry of Finance and Public Credit informed us that the Mexican Government will assume Ps. 184.2 billion in payment liabilities related to our pension and retirement plans, following the review performed by an independent expert.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2017, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2017 (Federal Revenues Law for the Fiscal Year 2017), provides for the incurrence of up to U.S. $15.7 billion in net indebtedness (i.e., U.S. $21.0 billion of new financings minus U.S. $5.3 billion of debt payments) through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased. The sharp decline in oil prices that began in late 2014 has had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Therefore, in order to develop our hydrocarbon reserves and amortize scheduled debt maturities, we will need to raise significant amounts of financing from a broad range of funding sources, in addition to the efficiency and cost-cutting initiatives described in this report and in our latest annual report on Form 20-F.

As of March 31, 2017, our total indebtedness, including accrued interest, was approximately Ps. 1,855.4 billion (U.S. $98.6 billion), in nominal terms, which represents a 6.4% decrease in peso terms compared to our total indebtedness, including accrued interest, of approximately Ps. 1,983.2 billion (U.S. $96.0 billion) as of December 31, 2016. Approximately 23.7% of our existing debt as of March 31, 2017, or Ps. 439.8 billion (U.S. $23.4 billion), is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 70.8 billion (U.S. $3.9 billion) as of December 31, 2016 to a negative working capital of Ps. 15.3 billion (U.S. $838.2 million) as of March 31, 2017. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our business plan and the Budget Adjustment Plan.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden, (2) the total amount of our debt; (3) the significant increase in our indebtedness over the last several years; (4) our negative free cash flow during 2016, primarily resulting from our significant capital investment projects and the low price of oil; (5) the natural decline of certain of our oil fields and lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to U.S. $59.1 billion as of December 31, 2016 and U.S. $65.9 billion (Ps. 1,240.0 billion) as of March 31, 2017; and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. On January 29, 2016, Standard & Poor’s (S&P) rating agency downgraded our stand alone credit profile from “BB+” to “BB,” and on August 23, 2016 downgraded our credit outlook from stable to negative. On December 23, 2016, S&P affirmed our global foreign currency rating of “BBB+.” On March 31, 2016, Moody’s Investors Service announced the revision of our global foreign currency and local currency credit ratings from “Baa1” to “Baa3” and changed the outlook for our credit ratings to negative. Additionally, on July 26, 2016, Fitch Ratings announced the downgrade of our global local currency credit rating from A- to BBB+, citing its recent downgrade of Mexico’s sovereign global local currency credit rating as its key factor. On December 9, 2016, Fitch Ratings affirmed our “BBB+” global credit rating, but revised the outlook for our credit ratings from stable to negative.

Any further lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms, this could hamper our ability to obtain further financing, invest in projects financed through debt and meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt or make the capital expenditures needed to maintain our current production levels and to maintain, and increase, our proved hydrocarbon reserves, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to fund our capital expenditures or to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced certain conditions that have generated important uncertainty and significant doubts concerning our ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first three months of 2017, net funds provided by operating activities totaled negative Ps. 24.5 billion, as compared to negative Ps. 51.4 billion in the first three months of 2016. During the first three months of 2017, our net cash flows used in investing activities totaled Ps. 10.2 billion, as compared to net cash flows from investing activities of Ps. 109.1 billion in the first three months of 2016. During the first three months of 2017, new financings totaled approximately Ps. 177.8 billion and payments of principal and interest totaled Ps. 188.1 billion, as compared to approximately Ps. 211.0 billion and Ps. 101.6 billion, respectively, during the first three months of 2016. During the first three months of 2017, we applied net funds of Ps. 8.9 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 25.3 billion in the first three months of 2016.

As of March 31, 2017, our cash and cash equivalents totaled Ps. 105.5 billion, as compared to Ps. 163.5 billion at December 31, 2016. See Note 6 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position at March 31, 2017 and December 31, 2016.

	As of
	March 31, 2017		December 31, 2016
	(millions of pesos)
Borrowing base under lines of credit	Ps.	112,844	Ps.	99,174
Cash and cash equivalents		105,497		163,533

Liquidity	Ps.	218,341	Ps.	262,707

The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2017 and 2016:

	For the three-months period ended March 31,
	2017		2016
	(millions of pesos)
Net cash flows used in operating activities	Ps.	(24,496)	Ps.	(51,430)
Net cash flows used in investing activities		(11,967)		(25,085)
Net cash flows from financing activities		(10,217)		109,066
Effect of change in cash value		(11,355)		(1,162)

Net increase (decrease) in cash and cash equivalents	Ps.	(58,035)	Ps.	31,645

Note: Numbers may not total due to rounding.

As of March 31, 2017, we have paid approximately 90% of the total outstanding balance due to suppliers and contractors as of December 31, 2016 as part of our effort to repay such balances. Our strategy has consisted of prioritizing payments to small- and medium-sized companies with outstanding balances of payments of up to Ps. 85.0 million each, which represented approximately 90.0% of the total outstanding balance due to suppliers and contractors as of December 31, 2016, which was Ps. 167.3 billion.

Recent Financing Activities

During the period from April 1 to July 7, 2017, Petróleos Mexicanos participated in the following financing activities:

On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000,000 non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%. The bilateral credit line is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000,000, which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures on May 15, 2020. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $200,000,000 under this agreement. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

During the period from April 1 to July 7, 2017, P.M.I. Holdings B.V. obtained U.S. $2,508,000,000 in financing from its revolving credit lines and repaid U.S. $2,458,000,000. There was U.S. $50,000,000 outstanding under these revolving credit lines as of July 7, 2017.

Indebtedness

During the first three months of 2017, our total debt decreased by 6.4%, from Ps. 1,983.2 billion as of December 31, 2016 to Ps. 1,855.4 billion as of March 31, 2017, primarily due to the financing payments made during this period, as described above under “Recent Financing Activities” and in Note 15 to the unaudited condensed consolidated interim financial statements included herein, and to the depreciation of the U.S. dollar against the Mexican peso by 9.0% during the first three months of 2017.

As of March 31, 2017 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Three months ended March 31,
	2016		2017		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,230		2,018	(213)	(9.5)
Natural gas (mmcfpd)		6,104		5,337	(767)	(12.6)
Petroleum products (tbpd)		1,204		1,046	(158)	(13.1)
Dry gas from plants (mmcfpd)		3,255		2,783	(472)	(14.5)
Natural gas liquids (tbpd)		306		306	—	—
Petrochemicals (tt)(1)		1,207		792	(415)	(34.4)
Average crude oil exports (tbpd)(2)
Olmeca		156.0		32.0	(124)	(79.5)
Isthmus		164.8		71.4	(93)	(56.6)
Maya		817.8		993.7	176	21.5

Total		1,138.6		1,097.2	(41)	(3.6)
Value of crude oil exports
(value in millions of U.S. dollars)(2)	U.S. $	2,680.2	U.S. $	4,355.7	1,675.5	62.5
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	31.44	U.S. $	53.91	22.5	71.5
Isthmus		27.40		50.37	23.0	83.8
Maya		25.11		43.48	18.4	73.2

Weighted average price(4)		25.87		44.11	18.2	70.5
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	25.85	U.S. $	51.73	25.88	100.1

Notes:  Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex Industrial Transformation for the three months ended March 31, 2016.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of March 31, 2017.
(3)	Average price during period indicated based on billed amounts.
(4)	On July 7, 2017, the weighted average price of PEMEX’s crude oil export mix was U.S. $41.48 per barrel.
(5)	On July 7, 2017, the West Texas Intermediate crude oil spot price was U.S. $44.23 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 9.6% in the first three months of 2017, from 2,230 thousand barrels per day in the first three months of 2016 to 2,017 thousand barrels per day in the first three months of 2017. This decrease was mainly due to:

•	a 22.1% decrease in extra-light crude oil production, due to a natural decline in production, as well as an increase in the fractional water flow of wells of the Bellota-Jujo, Samaria-Luna, Macuspana-Muspac and Litoral de Tabasco business units;

•	a 12.8% reduction in production of light crude oil, primarily due to a natural decline in production at the Chuhuk, Chuc, Ixtal, Kuil and Onel fields of the Abkatún-Pol-Chuc business unit of the Southwestern Marine region, as well as at Tsimin of the Litoral de Tabasco business unit and Artesa of the Macuspana-Muspac, both in the Southern region. This decline was partially offset by an increase in production at the Xanab field of the Litoral de Tabasco business unit, raising output from 88,000 barrels per day during the first three months of 2016 to 156,000 barrels per day during the first three months of 2017; and

•	a 3.9% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit of the Northeastern Marine region.

During the first three months of 2017, natural gas production decreased by 12.6% from 6,104 million cubic feet per day in the first three months of 2016 to 5,337 million cubic feet per day in the same period of 2017. This decrease in production was primarily a result of:

•	an 11.4% decrease in associated gas production, primarily due to the natural decline in production of crude oil and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc and Litoral de Tabasco business units, as well as a natural decline in production at fields of the Bellota-Jujo, Macuspana-Muspac and Samaria-Luna business units; and

•	a 26.7% decrease in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 13.1% in the first three months of 2017, from 1,204 thousand barrels per day in the first three months of 2016 to 1,046 thousand barrels per day in the first three months of 2017, primarily due to a decrease in the amount of crude oil processed and lower distillates yields. The products with the highest contraction were gasoline and diesel due to non-scheduled shutdowns at the catalytic plants at the Madero and Tula refineries.

During the first three months of 2017, dry gas production decreased by 14.5%, as compared to the same period of 2016, due to the decreased availability of sour gas and sweet gas processing from the offshore, onshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin.

The production of petrochemical products decreased to 792,000 tons, a 34.4% decrease, as compared to the first quarter of 2016, primarily due to the following:

•	a 106,000 ton decrease in the ethane derivatives chain, due to lower supply of ethane resulting from a decrease in the production of ethylene at the Cangrejera petrochemical complex and a reduced supply of ethane gas from our third-party supplier;

•	a 63,000 ton decrease in the methane derivatives chain, due to non-scheduled maintenance cycles at plants and less availability of natural gas;

•	a 52,000 ton decrease in the propylene and derivatives chain, due to non-scheduled shutdown of the Continuous Catalytic Regeneration (CCR) plant at the Madero refinery, and the closure of the acrylonitrile plant at the Morelos Petrochemical Complex after the end of the contract with Unigel in September 2016;

•	a 43,000 ton reduction in the aromatics and derivatives chain, due to the non-scheduled shutdown of the CCR and the closure of the styrene plant explained by the low supply of ethane at the Cangrejera Petrochemical Complex; and

•	a decline in production of other petrochemicals, primarily due to a decrease in production of sulfur of 43,000 tons and octane base gasoline of 46,000 tons due to lower processing of crude oil and sour gas.

General Regulatory Framework

On July 19, 2017, the Ley General de Responsabilidades Administrativas (General Law of Administrative Liabilities) will become effective. This law seeks to create a framework for all public entities to establish effective policies of public ethics and accountability, and to set mechanisms in place for preventing, rectifying and investigating administrative liabilities. This law is applicable to federal, state and municipal public officials in Mexico, as well as to individuals and private companies. The law will punish, among other things, bribery, influence peddling, collusion and illegal payments made to public officials in Mexico.

Exploration and Production

On May 2, 2017, Pemex Exploration and Production signed a contract with the National Hydrocarbon Commission (CNH) to upgrade the assignments under the shared shallow water production scheme for the Ek and Balam project area located in Campeche Sound approximately 85 kilometers from Ciudad del Carmen. This project is in line with our strategy as contemplated in our Business Plan for 2017-2021 to accelerate the development of fields, making it possible to reach the maximum recovery factor and have a significant impact on production. The provisions of this contract provide that, as part of its compensation, the Mexican Government will receive 70.5% of the operating profit, which is estimated to be more than five billion U.S. dollars for the next few years.

On May 30, 2017, Petróleos Mexicanos obtained CNH approval for the assignment of a new area that includes Chachiquin, located in the Cinturón Plegado Perdido region in the deep waters of the Gulf of Mexico south of the maritime border with the U.S., and an area southwest of the Nobilis field.

As part of our strategy to diversify and strengthen our exploration portfolio, Petróleos Mexicanos, through Pemex Exploration and Production, participated in Round 2.1 conducted by CNH. As a result of this bidding process, we won two blocks: Block 2, in partnership with German company Deutsche Erdoel AG (DEA) and Block 8 in partnership with Colombia’s Ecopetrol. In Block 2, we are the operating partner and own a 70% interest. Block 2 covers an area of 549 km2 and is located on the continental shelf of the Tampico-Misantla basin, to the west of the Gulf of Mexico. In Block 8, we are the operating partner and own a 50% interest. Block 8 is located in the Southeastern Basins and covers an area of 586 km2. Through our partnership with Ecopetrol, we establish a business relationship with one of the largest oil companies in Latin America, with which we share a strategic alignment.

Logistics

On May 2, 2017, we announced the results of the first open season public auction for the Baja California and Sonora systems. A total of twenty-two companies submitted bids and seven posted bonds. The winner was the U.S. company Tesoro Corporation, which was awarded a three-year contract at the assigned capacity at rates above the minimums set by PEMEX. These procedures establish the foundation for open, non-discriminatory access to PEMEX’s pipeline and storage infrastructure. These public auctions provide importers and sellers, as well as other actors in the logistical chain, with certainty in the petroleum market.

Directors, Senior Management and Employees

Recent Appointments

On April 27, 2017, the Board of Directors of Petróleos Mexicanos approved the following changes to the members of the Audit Committee:

•	Ms. María Teresa Fernández Labardini, independent member of the Board of Directors of Petróleos Mexicanos and Chairperson of the Audit Committee;

•	Mr. Jorge José Borja Navarrete, independent member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Felipe Duarte Olvera, independent member of the Board of Directors of Petróleos Mexicanos.

Effective July 16, 2017, the Board of Directors of Petróleos Mexicanos appointed Mr. David Armando Palacios Hernández as Corporate Director of Alliances and New Businesses of Petróleos Mexicanos, replacing Mr. José Manuel Carrera Panizzo.

Legal Proceedings

On April 6, 2017, in connection with the arbitration proceeding filed by COMMISA in December 2004 before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production (13613/CCO/JRF), Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435.0 million plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York. The remaining U.S. $30.8 million in this account will be refunded to Pemex Exploration and Production once the corresponding value added tax is paid to COMMISA according to the criteria determined by the Tax Management Service.

As of the date of these unaudited condensed consolidated interim financial statements, PEMEX is in the process of implementing the activities needed for due compliance with the settlement agreement in order to resolve all disputes arising out of the PEP-0-129/97 construction agreement (see Notes 18 and 19 to the unaudited consolidated interim financial statements as of March 31, 2017, included herein).

Mexican Government Audits and Other Investigations

Odebrecht

On December 21, 2016, the U.S. Department of Justice publicly disclosed that Odebrecht S.A. (Odebrecht), a global construction conglomerate based in Brazil, pled guilty to charges of bribery and corruption in connection with, among other things, bribes paid for more than 100 projects in twelve countries. The report further disclosed that, between 2010 and 2014, Odebrecht had bribed officials of the Mexican government for an amount equal to U.S. $10.5 million, including the payment to a high-level official of a Mexican state-owned and state-controlled company of a bribe of U.S. $6 million.

On December 22, 2016, our Liabilities Unit commenced an investigation into instances of bribery or corruption related to these allegations. On January 25, 2017, we filed a criminal complaint with the Federal Attorney General’s Office against any party for acts that may have been committed against PEMEX. We are collaborating with the Liabilities Unit, the Secretaría de la Función Pública (Ministry of the Public Function, or SFP) and the Federal Attorney General’s Office in order to hold those responsible for these acts accountable and ensure that we recover any damages to which we are entitled.

As a result of the investigation that is being carried out by the SFP, agreements executed by Odebrecht and its affiliates with different public entities of the Mexican Government were audited. On June 14, 2017, the Ministry of the Public Function, through our Liabilities Unit, initiated four administrative sanctioning procedures against two affiliates of Odebrecht and its representatives for probable administrative irregularities, in accordance with the Ley Federal Anticorrupción en Contrataciones Públicas (Federal Anticorruption Law Against Public Procurement), related to a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo. The probable administrative liability will be determined once all procedures are complete.

On June 16, 2017, we notified Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (“ODM”) of the termination of the engineering, procurement and construction contract between ODM and Pemex Industrial Transformation dated November 12, 2015. This contract was for works related to the construction of access ways and external works for the residual exploitation project for the Miguel Hidalgo refinery and was valued at approximately Ps. 1.8 billion. We terminated this contract due to ODM’s failure to comply with its obligations.

Actions Against the Illicit Market in Fuels

On June 1, 2017, we announced the cancellation of the franchise contracts of seven gas stations located in the state of Puebla, which allegedly committed irregularities in their fuel trade procedures and had tax inconsistencies as a result of an operation involving PEMEX, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) through the Tax Administration Service and its Financial Intelligence Unit, as well as the Procuraduría General de la República (Attorney General’s Office), the Secretaría de la Defensa Nacional (Ministry of National Defense) and the National Security Commission through the federal and state police. Through measures like these, we seek to provide certainty to our customers, as well as to combat the illicit market in fuels, tax evasion, money laundering and commercial fraud.

For further information on our legal proceedings, please see “Item 5—Operating and Financial Review and Prospects— Overview” and “Item 8—Financial Information—Legal Proceedings” in the Form 20-F.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2017 AND 2016

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2017 AND 2016

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

(figures stated in thousands, except as noted (Note 2))

	Note	March 31, 2017		December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	6	Ps.	105,496,753	Ps.	163,532,513
Accounts receivable, net	7		151,680,081		133,220,527
Inventories, net	8		43,878,808		45,892,060
Held-for-sale current non-financial assets	9		7,460,674		7,460,674
Available-for-sale financial assets	10		—		435,556
Derivative financial instruments	16		4,611,974		4,857,470

Total current assets			313,128,290		355,398,800

Non-current assets:
Available-for-sale financial assets	10		6,069,607		6,027,540
Permanent investments in associates and other	11		21,366,383		23,154,632
Wells, pipelines, properties, plant and equipment, net	12		1,615,948,175		1,667,742,248
Long-term notes receivable	14		148,269,960		148,607,602
Deferred taxes			99,165,264		100,324,689
Restricted cash	6		9,111,811		10,478,626
Intangible assets	13		10,108,916		8,639,242
Other assets	14		9,672,908		9,512,645

Total non-current assets			1,919,713,024		1,974,487,224

Total assets		Ps.	2,232,841,314	Ps.	2,329,886,024

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	15	Ps.	141,030,671	Ps.	176,166,188
Suppliers			85,000,282		151,649,540
Taxes and duties payable			45,193,745		48,839,595
Accounts and accrued expenses payable			38,616,791		18,666,607
Derivative financial instruments	16		18,612,041		30,867,956

Total current liabilities			328,453,530		426,189,886

Long-term liabilities:
Long-term debt	15		1,714,337,619		1,807,004,542
Employee benefits			1,240,010,355		1,220,409,436
Provisions for sundry creditors	17		87,637,653		88,317,878
Other liabilities			13,432,559		16,837,893
Deferred taxes			4,473,449		4,134,536

Total long-term liabilities			3,059,891,635		3,136,704,285

Total liabilities		Ps.	3,388,345,165	Ps.	3,562,894,171

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”			356,544,447		356,544,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(173,782,906)		(163,399,441)
Accumulated deficit:
From prior years			(1,471,862,579)		(1,280,216,973)
Net loss for the period			87,941,225		(191,645,606)

Total controlling interest			(1,156,427,092)		(1,233,984,852)
Total non-controlling interest			923,241		976,705

Total equity (deficit), net			(1,155,503,851)		(1,233,008,147)

Total liabilities and equity (deficit), net		Ps.	2,232,841,314	Ps.	2,329,886,024

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Note	2017		2016
Net sales:
Domestic		Ps.	217,740,194	Ps.	153,269,192
Export			127,318,712		68,533,528
Services income			3,526,604		3,186,520

Total sales			348,585,510		224,989,240
Impairment of wells, pipelines, properties, plant and equipment	12-d		22,329,322		—
Cost of sales			235,665,844		162,445,998

Gross income			90,590,344		62,543,242
Other revenues, net			15,322,618		1,704,790
General expenses:
Distribution, transportation and sale expenses			5,014,424		6,225,708
Administrative expenses			28,157,110		26,923,004

Operating income			72,741,428		31,099,320

Financing income[1]			3,608,504		1,780,067
Financing cost[2]			(25,894,074)		(19,586,726)
Derivative financial instruments cost, net	16		600,635		8,944,084
Foreign exchange income (loss), net			142,090,145		(19,023,865)

			120,405,210		(27,886,440)
Profit sharing in associates and other, net	11		241,527		(215,051)

Income before duties, taxes and other			193,388,165		2,997,829

Hydrocarbon extraction duties and others			102,966,781		64,669,133
Income tax			2,486,092		341,210

Total duties, taxes and other			105,452,873		65,010,343

Net income (loss) for the period			87,935,292		(62,012,514)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	10		1,544,963		(12,073)
Currency translation effect			(11,975,859)		(790,429)

Total other comprehensive results			(10,430,896)		(802,502)

Total comprehensive income (loss )		Ps.	77,504,396	Ps.	(62,815,016)

Net income (loss) attributable to:
Controlling interest		Ps.	87,941,225	Ps.	(62,047,026)
Non-controlling interest			(5,933)		34,512

Net income (loss)		Ps.	87,935,292	Ps.	(62,012,514)

Other comprehensive results attributable to:
Controlling interest		Ps.	(10,383,465)	Ps.	(806,061)
Non-controlling interest			(47,431)		3,559

Total other comprehensive results		Ps.	(10,430,896)	Ps.	(802,502)

Comprehensive income (loss):
Controlling interest		Ps.	77,557,760	Ps.	(62,853,087)
Non-controlling interest			(53,364)		38,071

Total comprehensive income (loss)		Ps.	77,504,396	Ps.	(62,815,016)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2017 and December 2016.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
							Accumulated other comprehensive income (loss)						Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Available-for sale financial assets		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the year		From prior years		Total		Non controlling interest		Total Equity (deficit), net
Balances as of January 1, 2016	Ps.	194,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,771,947)	Ps.	29,550,360	Ps.	(329,801,386)	Ps.	—	Ps.	(1,265,243,759)	Ps.	(1,331,929,176)	Ps.	253,278	Ps.	(1,331,675,898)
Total comprehensive income (loss)		—		—		—		(12,073)		(793,988)		—		(62,047,026)		—		(62,853,087)		38,071		(62,815,016)

Balances as of March 31, 2016	Ps.	194,604,835	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,784,020)	Ps.	28,756,372	Ps.	(329,801,386)	Ps.	(62,047,026)	Ps.	(1,265,243,759)	Ps.	(1,394,782,263)	Ps.	291,349	Ps.	(1,394,490,914)

Balances as of January 1, 2017	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	(5,564,130)	Ps.	50,720,022	Ps.	(208,555,333)	Ps.	—	Ps.	(1,471,862,579)	Ps.	(1,233,984,852)	Ps.	976,705	Ps.	(1,233,008,147)
Total comprehensive income (loss)		—		—		—		1,544,963		(11,928,428)		—		87,941,225		—		77,557,760		(53,464)		77,504,296

Balances as of March 31, 2017	Ps.	356,544,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	(4,019,167)	Ps.	38,791,594	Ps.	(208,555,333)	Ps.	87,941,225	Ps.	(1,471,862,579)	Ps.	(1,156,427,092)	Ps.	923,241	Ps.	(1,155,503,851)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

	2017		2016
Operating activities
Net (loss) income	Ps.	87,935,292	Ps.	(62,012,514)
Depreciation and amortization		35,713,895		27,004,730
Impairment (reversal) of wells, pipelines, properties, plant and equipment		22,329,320		—
Unsuccessful wells		1,518,728		6,102,527
Disposal of wells, pipelines, properties, plant and equipment		2,146,130		3,755,780
Profit (loss) share in associates		(241,527)		215,051
Effects of net present value of reserve for well abandonment		—		558,292
Amortization expenses related to debt issuance		(1,745,126)		(1,235,913)
Unrealized foreign exchange (income) loss		(141,733,892)		16,611,041
Interest expense		25,894,074		4,793,859

		31,816,894		(4,207,147)
Derivative financial instruments		(12,010,419)		(10,672,793)
Accounts receivable		(23,714,736)		(21,351,747)
Inventories		2,013,252		(965,286)
Other assets		232,920		2,393,212
Accounts payable and accrued expenses		19,950,184		5,520,953
Taxes paid		2,976,145		6,652,566
Suppliers		(66,649,258)		(43,267,489)
Provisions for sundry creditors		(207,057)		(499,270)
Employee benefits		19,597,621		16,327,761
Deferred taxes		1,498,340		(1,360,605)

Net cash flows (used in) from operating activities		(24,496,114)		(51,429,845)

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(8,922,772)		(25,276,718)
Exploration costs		(3,043,943)		191,304

Net cash flows used in investing activities		(11,966,715)		(25,085,414)

Financing activities
Loans obtained from financial institutions		177,833,496		210,969,220
Debt payments, principal only		(152,402,781)		(95,901,882)
Interest paid		(35,648,210)		(5,745,500)

Net cash flows from financing activities		(10,217,495)		109,321,838

Net increase (decrease) in cash and cash equivalents		(46,680,324)		32,806,579
Effects of change in cash value		(11,355,436)		(1,161,743)
Cash and cash equivalents at the beginning of the period		163,532,513		109,368,880

Cash and cash equivalents at the end of the period (Note 6)	Ps.	105,496,753	Ps.	141,013,716

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (Official Gazette of the Federation) on July 20, 1938 and came into effect on that date.

On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the Petróleos Mexicanos Law) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (Ministry of Energy) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the special regime for acquisitions, leases, services and public works matters came into effect the day after.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos is entitled to perform activities related to refining, gas processing and engineering and research projects to create economic value and profitability for the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos.

Pursuant to the corporate reorganization (the “Corporate Reorganization”), the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities. Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary. The Subsidiary Entities and their respective principal purposes are as follows:

•	Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, import, export, trading and sale of hydrocarbons.

•	Pemex Drilling and Services: This entity performs drilling services and repair and services of wells.

•	Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to Petróleos Mexicanos, Subsidiary Entities, subsidiary companies and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•	Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to Petróleos Mexicanos, Subsidiary Entities, subsidiary companies and other companies, by itself or through companies in which it participates directly or indirectly.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

On April 28, 2015, the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation.

On May 29, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015. On May 12, 2016, an amendment to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production was published in the Official Gazette of the Federation and became effective that same date.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

Capitalized terms not defined in these financial statements shall be understood as established in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3-a).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3 a).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a. Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2017 and December 31, 2016, and for the three-month periods ended March 31, 2017 and 2016, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2016. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On June 16, 2017, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. José Antonio González Anaya, Chief Executive Officer, Mr. Juan Pablo Newman Aguilar, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

b. Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments (“DFIs”). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits. The principal items measured at value-in-use are some components of wells, pipelines, properties, plant and equipment.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

For the period ended March 31, 2017, PEMEX recognized net income of Ps. 87,935,292 caused mainly by the appreciation of the peso relative to the US dollar as well as an increase in the price of crude oil, while for the period ended March 31, 2016, PEMEX recognized net loss of Ps.62,012,514 caused mainly by the decrease in international oil prices and the high tax burden applicable to the industry. Additionally, as of March 31, 2017 and December 31, 2016, PEMEX had a negative equity of Ps.1,155,503,851 and Ps. 1,233,008,147 respectively, which resulted in a negative working capital of Ps. 15,325,240 and Ps. 70,791,086, respectively, and net cash flows used in operating activities of Ps. 24,496,144 for the period ended March 31, 2017.

PEMEX believes net cash flows from its operating and financing activities for 2017, including the use of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement a business strategy that enables it to operate competitively and efficiently and take advantage of benefits of the Energy Reform. PEMEX began implementing certain of these actions in 2016 and will continue in 2017 as further described below:

2017-2021 Business Plan: On November 3, 2016, PEMEX announced its business plan for the five-year period from 2017 through 2021, which is designed to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional alliances, including an intensive farm-out program. The business plan was prepared conservatively and does not include additional income from the disposal of assets.

Plan for 2017: The 2017 actions under the business plan also sets out certain objectives PEMEX expects to achieve with respect to its Subsidiary Entities as follows:

•	Pemex Exploration and Production’s investments will focus on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon production, including the partnership celebrated with Chevron and Inpex Corporation in bidding round 1.4 for the rights to block 3 North of the Plegado Perdido Belt in the Gulf of Mexico and the strategic partnership with BHP-Billiton for the Trion project.

•	With respect to Pemex Industrial Transformation, PEMEX is seeking partnerships for auxiliary services and the reconfiguration of certain refineries, such as the auxiliary services contract with Air Liquide México. S.A. de R.L. de C.V. for hydrogen supply in the Miguel Hidalgo Refinery in Tula, Hidalgo.

•	Pemex Logistics is being transformed from a company designed to ensure that Petróleos Mexicanos and its subsidiaries are properly supplied to one that provides profitable and competitive services to multiple customers. In 2017, Pemex Logistics is working during the open season to provide services for transportation and storage of products.

•	PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene, Pemex Cogeneration and Services and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities.

2016 Budget Adjustment: In 2017, PEMEX continues to develop actions from its Plan de Ajuste Presupuestal 2016 (2016 Budget Adjustment Plan) which were included in its 2017-2021 Business Plan to increase efficiency and enable PEMEX to be more competitive in the hydrocarbons sector in Mexico; focus investments on the most profitable projects; establish partnerships with the private sector for strategic projects and promote further development in sectors where private investment may provide economic growth in Mexico; and identify opportunities for joint arrangements that can generate additional revenue and savings in investment costs.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Pension Reform. As of January 1, 2016, new employees receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, PEMEX will provide existing employees with the option to migrate from a defined benefit plan to a defined contribution plan, which will allow PEMEX to decrease its employee benefits service cost and employee benefits liability.

Asset Sales. PEMEX will continue to evaluate the divestiture of non-essential assets to obtain working capital, such as the sale of Gasoductos de Chihuahua, S. de R.L. de C.V. in 2016 (see Note 11).

Decreased Debt Financing: PEMEX will decrease its financing during the year in 2017 from Ps. 240,400,000 net indebtedness approved for 2016 to a net indebtedness approved of Ps. 150,000,000 in 2017. In addition, PEMEX will assess opportunities for liability management in accordance with market conditions, such as the liability management transaction completed on October 3, 2016, which allowed the exchange of near to maturity securities for longer term maturity securities with better conditions.

New Budget: On July 8, 2016, the Board of Directors of Petróleos Mexicanos approved a proposal for the annual consolidated budget of Petróleos Mexicanos and its Subsidiaries Entities for 2017, which was subsequently approved by the Chamber of Deputies on November 10, 2016. The consolidated annual budget of Petróleos Mexicanos and its Subsidiary entities for 2017 is approximately Ps. 391,946,173 as compared to the Ps. 378,282,000 annual consolidated adjusted budget for 2016.

The structural changes arising from the Energy Reform, and the actions taken by management are aimed at ensuring the continuity of PEMEX’s operations, reducing costs, generating more revenue and operating more efficiently.

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the price of Mexican crude oil.

In addition, PEMEX foresees a more stable scenario for the hydrocarbons market, which may allow for an improvement in its revenues. This stability, in conjunction with other factors, is one reason for the reversal of the impairment experienced in 2016, which resulted in an improvement in the financial position of PEMEX by Ps. 331.3 billion, compared to the impairment of Ps.477.9 billion in 2015 (see Note 12).

Petróleos Mexicanos and its Subsidiaries Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’S existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2017 and December 31, 2016 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital, negative equity and negative cash flows from operating activities in 2016. PEMEX has disclosed the existence of these uncertainties, the circumstances that have caused these negative trends and the concrete actions it is taking to face them, improve its results and strengthen the feasibility to continue operating, achieving maximization and efficiencies in an economic environment which is showing recovery and some stability. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c. Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.	Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

iii.	employee benefits provision was approximately 37% and 34% of PEMEX’s total liabilities as of March 31, 2017 and December 31, 2016, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of financial statements of foreign operations

The unaudited condensed consolidated interim financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the unaudited condensed consolidated interim statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the period for income and expenses reported in the statement of comprehensive income.

d. Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€ ” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

e. Significant events and transactions

Information regarding events and transactions that are significant to understanding the changes in PEMEX’s financial position and the performance of its consolidated financial statements since December 31, 2016, including information relating to the analysis of PEMEX as a going concern, is included in the following sections of Petróleos Mexicanos’ report on Form 6-K relating to certain recent developments furnished to the SEC:

•	Operating and Financial Review and Prospects;

•	Liquidity and Capital Resources; and

•	Business Overview.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(e) Financial instruments

•	Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method

•	Note 3(j) Impairment of non-financial assets

•	Note 3(l) Provisions

•	Note 3(m) Employee benefits

•	Note 3(n) Income taxes and duties;

•	Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a. Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of its unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS 10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX’s participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Permanent investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b. Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured as the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

When PEMEX acquires a business, it assesses the acquired assets and liabilities in order to appropriately classify and designate each, taking into account the contractual terms, economic circumstances and other pertinent conditions as of the date of the acquisition. This includes the separation of embedded derivatives in host contractors by the acquiree. Acquired petroleum reserves and resources that can be reliably measured are recognized separately in the assessment of fair values on acquisition. Other potential reserves and rights, for which fair values cannot be reliably measured, are not recognized separately, but instead are subsumed in goodwill.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

For business combinations achieved in stages, any previously held equity interest is measured at its acquisition date fair value, and any resulting gain or loss is recognized in income or loss or other comprehensive income.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 “Financial instruments: Recognition and Measurement” is measured at fair value, with changes in fair value recognized in income or loss or other comprehensive income. If contingent consideration is not with the scope of IAS 39, it is measured in accordance with the appropriate IFRS requirement. Contingent consideration that is classified as equity is not remeasured, and subsequent settlement is accounted for within equity.

Goodwill, which is initially measured at cost, is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net asset acquired is greater than the aggregate consideration transferred (bargain purchase), before recognizing a gain, PEMEX reassesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash generating unit that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill is allocated to a cash generating unit and certain of the operations in that unit are disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash generating unit retained.

c. Transactions in foreign currency

In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

d. Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

e. Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX’s financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the unaudited condensed consolidated interim statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the unaudited condensed consolidated interim statements of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Derivative financial instruments

DFIs presented in the unaudited condensed consolidated interim statements of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the unaudited condensed consolidated interim statements of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

Impairment in available–for–sale financial assets

Additionally to the above mentioned, a significant or prolonged decline in the fair value of an available– for– sale financial asset is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in other comprehensive income shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

If, in a subsequent period, the impairment loss decreases and the reduction could be objectively related to an event occurring after the impairment recognition, this impairment loss previously recognized shall be reversed in profit or loss.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

f. Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, net of overdrafts, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX’s short-term commitments.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within 12 months is presented as non-current assets.

g. Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

h. Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the unaudited condensed consolidated interim financial statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

i. Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX’s property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its unaudited condensed consolidated interim financial statements, including, for example, in the depreciation and amortization line item.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

j. Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value, of the net future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the costs and expenses in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the statement of comprehensive income.

k. Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

l. Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

m. Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operates both a defined contribution plan and a defined benefit pension plan. Until December 31, 2015, PEMEX only operated a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and its employees contribute to the worker’s individual account. PEMEX’s contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

The obligations and costs of the defined benefit plan recognized in the interim periods are determined based on the actuarial calculation of the previous year.

n. Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the year.

Current income taxes related with items that are recognized as equity shall be presented in the other comprehensive income of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists on the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•	The initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

•	the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in other comprehensive income.

Deferred tax assets and deferred tax liabilities are offset, if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

o. Impuesto Especial sobre Producción y Servicios

(Special Tax on Production and Services, or “IEPS Tax”)

The IEPS Tax charged to customers is a withholding on domestic sales of gasoline, diesel and fossil fuels. The applicable quotas depend on, among other factors, the product, producer’s price, freight costs, commissions and the region in which the respective product is sold.

p. Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the unaudited condensed consolidated interim financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

q. Revenue recognition

Sales revenue is recognized at the moment when the risks and benefits of ownership of crude oil, refined or gas products, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

•	in accordance with contractual terms;

•	the moment at which the customer picks up product at PEMEX’s facilities; or

•	the moment at which PEMEX delivers the product to the delivery point.

Services rendered are recognized as services income when the customers accept the receipt of the services.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

r. Presentation of unaudited condensed consolidated interim statements of comprehensive income

The costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income an expenses concepts that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income, net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the period associated with DFIs.

Foreign exchange loss, net

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income (loss) for the period.

s. Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

t. Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current asset held for sale

PEMEX classifies a non-current asset, or disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value minus cost of sales and presented in a separate line item in the unaudited condensed consolidated interim statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) non-current asset or disposal group of assets, is available for immediate distribution in their present conditions and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of its carrying amount and fair value less cost of distribution and it is presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations;

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the unaudited condensed consolidated interim financial statements of comprehensive income.

u. New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these consolidated financial statements but could have effect in subsequent PEMEX’s financial information.

Amendments effective for periods beginning in 2018:

a) IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”)

The IASB issued the amendment to IFRS 15 to provide a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The core principle of the new IFRS 15 is that an entity should recognize revenue as the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

•	identify customer contracts that fall within the scope of the new standard;

•	identify the separate performance obligations in the contract based on the following criteria: i) sales of goods or services, separately, ii) sales that are dependent or interrelated with other products or services; and iii) homogeneous and consistent sales pattern;

•	determine the price of the transaction by applying the following considerations: i) variable consideration and constraining estimates of variable consideration; ii) the existence of a significant financing component in the contract; iii) any non-cash consideration; and iv) the consideration payable to the customer;

•	allocate the transaction price to each separate performance obligation; and

•	recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2018, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

PEMEX is in the process of reviewing its contracts to identify performance obligations and transaction prices in order to determine any necessary changes to its current procedures and reports. As of the date of these consolidated interim financial statements, PEMEX has not determined the impact of IFRS 15 on its income (loss) for the year.

b) IFRS 9, “Financial Instruments” (“IFRS 9”(2014))

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 (“IFRS 9 (2014)”), replaces the previous versions of IFRS 9 and completes the IASB’s project to replace IAS 39, “Financial Instruments.”

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity’s business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity’s risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

PEMEX is in the process of analyzing the behavior of its financial assets and liabilities in order to determine the appropriate classification, measurement, impairment and disclosure of its financial instruments. As of the date of these consolidated interim financial statements, PEMEX cannot predict the impact of IFRS 9 on its income (loss) for the year.

c) IAS 28 “Investments in Associates and Joint Ventures” (“IAS 28”) – Annual Improvements to IFRS 2014 – 2016 Cycle.

As of December 2016, the IASB published Annual Improvements to IFRS Cycle 2014 – 2016, which clarified that a venture capital organization or a mutual fund, unit trust and similar entities may elect, at initial recognition, to measure investment in an associate or joint venture at fair value through recognizing the changes in profits.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

d) Amendments to IAS 40 “Investment Property” (“IAS 40”) – Transfers of Investment Property

These amendments were made to state that an entity transfer a property to, or from, investment property occurs when, and only when, there is evidence of a change of use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use.

Additionally, examples of evidence of a change in use were included.

The amendments are effective for periods beginning on or after January 1, 2018.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

e) Interpretation of IFRIC 22 “Foreign Currency Transactions and Advance Considerations” (IFRIC 22)

As of December 2016, IASB published an interpretation of IFRIC 22 developed by the International Financial Reporting Standards Interpretations Committee (the Interpretations Committee). The interpretation clarified when to recognize payments and collections of foreign currency transactions paid in advance due the fact that it observed some diversity in practice regarding these transactions.

The interpretations recognized foreign currency transactions when:

•	there is consideration that is denominated or priced in a foreign currency;

•	the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and

•	the prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee concluded that:

•	The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non- monetary prepayment asset or deferred income liability.

•	If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Entities may apply the rule retrospectively, or prospectively, in accordance with IAS 8 with certain exemptions.

PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

Standards effective for periods beginning in 2019

IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide interpretations.”

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•	the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•	the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.”

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

PEMEX is in the process of analyzing its leasing contracts in order to determine necessary changes to its procedures and reports. As of the date of these consolidated interim financial statements, PEMEX has not determined the impact of IFRS 16 on its income (loss) for the year.

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of March 31, 2017, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, Ltd. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(ix)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO) (i)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)(iii)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)(iii)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)(iii)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)(iii)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (III)( iv)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(v)

•	PMX Cogeneración Internacional, S.L. (MG COG) (vi) (viii)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(vi)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (vi)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (vi)

•	Grupo Fertinal (GP FER) (vi)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (vii)

•	P.M.I Trading Mexico, S.A. de C.V. (x)

i.	Member Company of the “PMI Subsidiaries”.
ii.	Non-controlling Interest Company.
iii.	As of February 2015, these companies were included in the consolidated financial statements of PEMEX.
iv.	Until September 2015, formerly Instalaciones Inmobiliarias para Industrias, S.A. de C.V.
v.	As of January 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
vi.	As of June 2016, this company started operations and was included in the consolidated financial statements of PEMEX.
vii.	As of July 2016 this company was included in the consolidated financial statements of PEMEX.
viii.	Until October 2016, formerly Mex Gas Cogeneración S.L.
ix.	As of February 2017, this company merged with HPE.
x.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations are now conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX’s business segments following the Corporate Reorganization are as described below:

•	The exploration and production segment earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 34 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•	The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil produced to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel. Industrial transformation also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•	The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy; it also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and wells repair and services.

•	The logistics segment earns income from transportation, storage and related services of crude oil, petroleum products and petrochemicals, through strategies such as pipelines and maritime and terrestrial resources, and from the provision of services related to the maintenance and handling of the products and guard and management services.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•	The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

•	The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX’s entities and companies.

The following tables present the unaudited condensed consolidated interim financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and makes decisions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended March 31, 2017	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade	Ps.	—	Ps.	212,335,842	Ps.	—	Ps.	—	Ps.	—	Ps.	1,421,340	Ps.	3,317,689	Ps.	127,318,712	Ps.	665,323	Ps.	—	Ps.	345,058,906
Intersegment		210,466,787		34,084,768		1,474		351,773		19,732,984		14,938		514,866		135,352,124		10,463,318		(410,983,032)		—
Services income		—		1,461,061		—		2,951		898,727		606		9,559		192,115		1,171,030		(209,445)		3,526,604
Impairment of wells pipe-lines, properties, plant and equipment		11,952,422		10,376,900		—		—		—		—		—		—		—		—		22,329,322
Cost of sales		84,151,977		274,935,462		6,950		262,368		8,789,379		1,430,645		3,665,806		258,974,446		2,405,679		(398,956,868)		235,665,844

Gross income (loss)		114,362,388		(37,430,691)		(5,476)		92,356		11,842,332		6,239		176,308		3,888,505		9,893,992		(12,235,609)		90,590,344
Other revenues (expenses), net		14,025,511		949,896		—		19,308		14,702		4,061		12,226		500,056		(352,869)		149,727		15,322,617
Distribution, transportation and sales expenses		—		7,213,089		1,782		—		24,180		178,289		94,768		122,788		9,206		(2,629,678)		5,014,423
Administrative expenses		12,376,145		8,985,483		12,229		192,265		1,339,649		95,671		221,023		416,015		14,267,541		(9,748,911)		28,157,110

Operating income (loss)		116,011,754		(52,679,367)		(19,487)		(80,601)		10,493,205		(263,660)		(127,257)		3,849,758		(4,735,624)		292,707		72,741,428
Financing income		27,325,389		2,887,456		—		12,593		159,333		533		21,254		222,118		41,558,063		(68,578,235)		3,608,504
Financing cost		(36,124,356)		(649,539)		(5,820)		(216,168)		(62,601)		(34,037)		(260,621)		(298,998)		(56,551,669)		(68,309,735)		(25,894,074)
Derivative financial instruments (cost) income, net		—		1,016		—		—		—		—		—		284,394		315,225		—		600,635
Foreign exchange (loss) income, net		123,318,220		7,687,459		—		648,481		506,672		16,618		(12,075)		(106,723)		10,031,493		—		142,090,145
(Loss) profit sharing in associates		16,879		1,709		—		—		—		—		—		186,745		98,612,312		(98,576,118)		241,527
Taxes, duties and other		102,988,257		—		—		—		1,400,005		—		—		1,542,749		(478,138)		—		105,452,873

Net (loss) income		127,559,629		(42,751,266)		(25,307)		364,305		9,696,604		(280,546)		(378,699)		2,594,545		89,707,938		(98,551,911)		87,935,292

Total current assets		979,772,502		804,211,000		327,733		5,323,045		30,062,843		1,993,432		4,623,412		97,753,760		521,816,889		(2,132,756,326)		313,128,290
Permanent investments in associates and other		156,402		256,469		—		—		—		—		—		16,456,269		(157,407,534)		161,904,777		21,366,383
Wells, pipelines, properties, plant and equipment, net		1,110,703,846		297,050,920		—		20,438,007		119,086,181		7,673,170		19,773,051		6,619,295		34,603,705		—		1,615,948,175
Total assets		2,137,758,054		1,101,764,624		327,744		26,378,669		169,680,649		9,725,112		24,503,785		126,254,327		2,268,110,677		(3,631,662,327)		2,232,841,314
Total current liabilities		256,229,119		701,213,963		430,787		3,068,742		16,582,700		3,443,047		2,753,353		53,670,426		1,418,203,379		(2,127,141,986)		328,453,530
Long-term debt		1,654,396,075		25,341,170				11,612,348		3,647,095		—		—		3,103,141		1,670,193,191		(1,653,955,401)		1,714,337,619
Employee benefits		367,964,144		584,696,101		197,303		451,108		586,855		21,593		22,922		(730,152)		286,800,481		—		1,240,010,355
Total liabilities		2,370,123,209		1,315,562,000		629,458		15,192,024		25,373,474		3,464,639		2,776,888		61,379,056		3,387,411,524		(3,793,567,107)		3,388,345,165
Equity (deficit), net		(232,365,155)		(213,797,376)		(301,714)		11,186,645		144,307,175		6,260,473		21,726,897		64,875,271		(1,119,300,847)		161,904,780		(1,155,503,851)
Depreciation and amortization		28,908,978		4,410,915		—		589,826		822,619		119,636		346,551		19,364		496,001		—		35,713,890
Net periodic cost of employee benefits		8,794,405		14,013,263		5,427		9,981		15,153		1,231		1,029		9,912		6,668,226		—		29,518,627
Acquisition of wells, pipelines, properties, plant and equipment		7,563,696		407,701		—		14,624		120,089		21,173		35,172		22,649		208,146		—		8,393,250

As of/for the period ended March 31, 2016	Exploration and Production		Industrial Transformation		Cogeneration and Services		Drilling and Services		Logistics		Fertilizers		Ethylene		Trading Companies		Corporate and Other Operating Subsidiary Companies		Intersegment eliminations		Total
Sales:
Trade		—		147,572,327		—		—		—		1,494,344		4,202,521		68,533,528		—		—		221,802,720
Intersegment		120,568,204		28,420,218		—		2,644,861		416,449		33,577		446,112		69,773,004		15,842,852		(238,145,277)		—
Services income		—		1,267,576		—		—		13,622,997		515		11,751		162,235		1,417,739		(13,296,293)		3,186,520
Cost of sales		69,615,640		164,942,839		4,202		964,443		7,767,331		1,342,942		3,571,995		134,836,693		1,633,263		(222,233,350)		162,445,998

Gross income (loss)		50,952,564		12,317,282		(4,202)		1,680,418		6,272,115		185,494		1,088,389		3,632,074		15,627,328		(29,208,220)		62,543,242
Other revenues (expenses), net		4,471,286		843,146		74		63		34,188		2,594		47,086		167,333		54,614		(3,915,594)		1,704,790
Distribution, transportation and sales expenses		—		19,828,035		1,969		6		49,082		10,980		49,287		114,902		72		(13,828,625)		6,225,708
Administrative expenses		10,289,966		14,363,700		4,764		36,173		8,142,554		5,611		5,163		453,824		12,938,905		(19,317,656)		26,923,004

Operating income (loss)		45,133,884		(21,031,307)		(10,861)		1,644,302		(1,885,333)		171,497		1,081,025		3,230,681		2,742,965		22,467		31,099,320
Financing income		18,005,848		3,102,053		—		1,415		333		1,846		8,131		299,584		25,944,395		(45,583,538)		1,780,067
Financing cost		(22,071,109)		(884,166)		(2,344)		(157,962)		(142,743)		(476)		(2,937)		(339,480)		(41,560,050)		(45,574,541)		(19,586,726)
Derivative financial instruments (cost) income, net		—		1,275		—		—		—		—		—		29,112		8,913,697		—		8,944,084
Foreign exchange (loss) income, net		(18,230,208)		856,274		—		(87,613)		(96,379)		(2,502)		217		(25,774)		(1,437,880)		—		(19,023,865)
(Loss) profit sharing in associates		(10,378)		(742)		(62,363)		—		—		—		—		(158,882)		(56,374,651)		56,391,965		(215,051)
Taxes, duties and other		64,669,133		—		—		—		53,804		—		—		226,393		61,013		—		65,010,343

Net (loss) income		(41,841,096)		(17,956,613)		(75,568)		1,400,142		(2,177,926)		170,365		1,086,436		2,808,848		(61,832,537)		56,405,435		(62,012,514)

Total current assets		772,202,409		656,681,670		655,706		5,197,670		50,331,627		1,190,291		4,456,933		80,348,782		319,969,518		(1,566,518,123)		324,516,483
Permanent investments in associates and other		909,276		6,914,842		(45,474)		—		—		8,500		—		11,689,057		(301,211,352)		305,952,455		24,217,304
Wells, pipelines, properties, plant and equipment, net		962,229,248		248,990,025		—		21,917,326		58,962,343		7,382,281		18,343,114		3,070,249		23,180,745		—		1,344,075,331
Total assets		1,748,775,866		913,122,598		610,342		27,510,107		113,488,037		8,603,653		23,005,982		100,788,964		1,558,516,456		(2,669,604,791)		1,824,817,214
Total current liabilities		234,988,772		461,501,064		482,020		3,275,606		17,547,181		883,884		2,745,589		39,684,866		1,204,198,801		(1,558,044,520)		407,263,263
Long-term debt		1,380,625,181		16,374,305		—		11,922,042		4,914,782		—		—		3,495,831		1,413,820,954		(1,402,892,178)		1,428,260,917
Employee benefits		385,305,231		617,206,763		62,456		425,654		361,283		13,160		4,291		(33,601)		292,243,680		—		1,295,588,917
Total liabilities		2,077,264,906		1,098,659,663		544,476		15,623,302		26,591,316		897,043		2,749,880		46,241,820		2,926,292,966		(2,975,557,244)		3,219,308,128
Equity (deficit), net		(328,489,040)		(185,537,065)		65,866		11,886,805		86,896,721		7,706,610		20,256,102		54,547,144		(1,367,776,510)		305,952,453		(1,394,490,914)
Depreciation and amortization		21,917,804		3,154,107		—		737,241		516,872		118,967		331,772		21,978		206,010		—		27,004,751
Net periodic cost of employee benefits		8,729,539		13,991,003		1,285		7,837		8,247		627		680		26,230		6,471,432		—		29,236,880
Acquisition of wells, pipelines, properties, plant and equipment		21,377,760		5,709,195		—		7,113		1,412,969		95,278		194,203		45,212		1,020,831		—		29,862,561

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

As of the year ended December 31, 2016	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	983,260,710	795,237,287	388,422	6,032,213	22,087,801	1,724,967	5,817,262	125,081,531	611,464,455	(2,195,695,848)	355,398,800
Permanent investments in associates and other	139,523	257,159	—	—	—	—	—	17,568,893	(244,932,588)	250,121,645	23,154,632
Wells, pipelines, properties, plant and equipment, net	1,176,504,263	311,432,174	—	21,023,629	86,695,514	7,771,634	20,086,650	6,691,813	37,536,571	—	1,667,742,248
Total assets	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145	(3,692,478,836)	2,329,886,024
Total current liabilities	340,011,451	666,467,674	472,236	3,894,121	19,824,792	2,995,088	3,879,828	78,894,485	1,497,612,971	(2,187,862,760)	426,189,886
Long-term debt	1,737,109,328	31,495,027	—	12,489,423	4,382,109	—	—	3,597,938	1,757,315,685	(1,739,384,968)	1,807,004,542
Employee benefits	362,312,386	575,277,374	191,876	441,127	571,702	20,362	21,893	(749,034)	282,321,750	—	1,220,409,436
Total liabilities	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189	(3,942,600,482)	3,562,894,171
Equity (deficit), net	(326,803,124)	(171,043,710)	(276,406)	10,820,396	101,488,504	6,541,019	22,105,597	68,490,975	(1,194,453,044)	250,121,646	(1,233,008,147)
Acquisition of wells, pipelines, properties, plant and equipment	70,418,370	32,254,531	—	2,053,139	26,344,495	889,420	1,724,690	1,019,484	21,031,214	—	155,735,343

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of/for the period ended March 31, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	210,466,787	249,621,087	1,474	1,102,242	20,631,711	1,436,884	3,842,114	262,781,586	12,299,671
Less unrealized intersegment sales		—	(1,739,416)	—	(747,518)	—	—	—	81,365	—

Total consolidated sales	Ps.	210,466,787	247,881,671	1,474	354,724	20,631,711	1,436,884	3,842,114	262,862,951	12,299,671

Operating income (loss):
By segment	Ps.	115,836,909	(40,863,198)	(19,487)	(176,613)	8,770,544	(353,017)	(523,111)	4,129,479	(4,735,624)
Less unrealized intersegment sales		—	(1,739,416)	—	(747,518)	—	—	—	81,365	—
Less unrealized gain due to production cost valuation of inventory		202,058	(10,076,753)	—	677,252	—	—	—	(361,086)	—
Less capitalized refined products		(56,958)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	166,278	1,722,661	89,357	395,854	—	—

Total consolidated operating income (loss)	Ps.	116,011,754	(52,679,367)	(19,487)	(80,601)	10,493,205	(263,660)	(127,257)	3,849,758	(4,735,624)

Net income (loss):
By segment	Ps.	127,343,859	(30,794,872)	(41,195)	268,293	7,973,943	341,403	(768,503)	2,885,759	89,707,938
Less unrealized intersegment sales		—	(1,739,416)	—	(747,518)	—	—	—	69,872	—
Less unrealized gain due to production cost valuation of inventory		202,058	(10,076,753)	—	677,252	—	—	—	(361,086)	—
Less capitalized refined products		(56,958)	—	—	—	—	—	—	—	—
Less equity method elimination		40,925	(140,225)	15,888	—	—	(711,306)	(6,050)	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	166,278	1,722,661	89,357	395,854	—	—

Total consolidated net (loss) income	Ps.	127,559,629	(42,751,266)	(25,307)	364,305	9,696,604	(280,546)	(378,699)	2,594,545	89,707,938

Assets: By segment	Ps.	2,163,176,196	1,158,561,412	260,657	29,526,996	291,748,093	12,351,863	37,787,575	143,554,078	2,268,110,677
Less unrealized intersegment sales		571,176	(5,905,641)	—	—	7,184	—	(5,304)	(368,960)	—
Less unrealized gain due to production cost valuation of inventory		(3,044,725)	(43,449,272)	—	—	—	—	—	(7,756,694)	—
Less capitalized refined products		(56,958)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(22,216,250)	—	—	(3,148,327)	(122,074,628)	(6,116,596)	(12,350,282)	(424,850)	—
Less equity method for unrealized profits		(701,130)	(7,449,998)	67,087	—	—	3,489,845	(928,204)	(8,749,247)	—
Less amortization of capitalized interest		29,745	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,137,758,054	1,101,764,624	327,744	26,378,669	169,680,649	9,725,112	24,503,785	126,254,327	2,268,110,677

Liabilities:
By segment	Ps.	2,370,123,209	1,319,981,930	629,458	14,725,902	25,373,474	3,464,639	2,776,888	61,661,136	3,387,411,524
Less unrealized intersegment sales		—	(4,419,930)	—	466,122	—	—	—	(282,080)	—

Total consolidated liabilities	Ps.	2,370,123,209	1,315,562,000	629,458	15,192,024	25,373,474	3,464,639	2,776,888	61,379,056	3,387,411,524

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

As of/for the period ended March 31, 2016	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	120,568,204	178,103,012	—	2,644,861	14,039,446	1,528,436	4,660,384	138,694,082	17,260,591
Less unrealized intersegment sales		—	(842,891)	—	—	—	—	—	(225,315)	—

Total consolidated sales	Ps.	120,568,204	177,260,121	—	2,644,861	14,039,446	1,528,436	4,660,384	138,468,767	17,260,591

Operating income (loss):
By segment	Ps.	45,645,318	(33,601,977)	(10,861)	1,500,636	(3,481,820)	82,130	682,211	3,495,927	2,742,965
Less unrealized intersegment sales		—	(842,891)	—	—	—	—	—	(225,315)	—
Less unrealized gain due to production cost valuation of inventory		(149,769)	13,413,561	—	—	—	—	—	(39,931)	—
Less capitalized refined products		(391,410)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	143,666	1,596,487	89,367	398,814	—	—

Total consolidated operating income (loss)	Ps.	45,133,884	(21,031,307)	(10,861)	1,644,302	(1,885,333)	171,497	1,081,025	3,230,681	2,742,965

Net income (loss):
By segment	Ps.	(41,326,493)	(30,187,889)	(75,568)	1,256,476	(3,774,413)	80,998	710,200	3,074,094	(61,832,537)
Less unrealized intersegment sales		—	(842,891)	—	—	—	—	—	(225,315)	—
Less unrealized gain due to production cost valuation of inventory		(149,769)	13,413,561	—	—	—	—	—	(39,931)	—
Less capitalized refined products		(391,410)	—	—	—	—	—	—	—	—
Less equity method elimination		(3,169)	(339,394)	—	—	—	—	(22,578)	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	143,666	1,596,487	89,367	398,814	—	—

Total consolidated net (loss) income	Ps.	(41,841,096)	(17,956,613)	(75,568)	1,400,142	(2,177,926)	170,365	1,086,436	2,808,848	(61,832,537)

Assets: By segment	Ps.	1,772,777,304	933,256,348	610,342	31,323,691	247,067,581	14,646,473	44,881,089	107,323,851	1,558,516,456
Less unrealized intersegment sales		1,132	(4,345,794)	—	—	—	—	(5,304)	(518,851)	—
Less unrealized gain due to production cost valuation of inventory		(23,226,515)	(11,851,385)	—	—	—	—	2,163	(6,016,036)	—
Less capitalized refined products		(391,410)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(414,390)	(3,936,571)	—	—	—	—	(3,979,814)	—	—
Less equity method for unrealized profits		29,745	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		—	—	—	(3,813,584)	(133,579,544)	(6,042,820)	(17,892,152)	—	—

Total consolidated assets	Ps.	1,748,775,866	913,122,598	610,342	27,510,107	113,488,037	8,603,653	23,005,982	100,788,964	1,558,516,456

Liabilities:
By segment	Ps.	2,077,264,906	1,098,659,663	544,476	15,623,302	26,591,316	897,043	2,749,880	45,784,890	2,926,292,966
Less unrealized intersegment sales		—	—	—	—	—	—	—	456,930	—

Total consolidated liabilities	Ps.	2,077,264,906	1,098,659,663	544,476	15,623,302	26,591,316	897,043	2,749,880	46,241,820	2,926,292,966

As of the year ended December 31, 2016	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets: By segment	Ps.	2,232,052,453	1,151,907,566	425,141	30,990,147	254,615,026	10,421,225	43,067,636	170,782,928	2,359,024,145
Less unrealized intersegment sales		483,230	(4,158,101)	—	—	—	—	(5,304)	(332,529)	—
Less unrealized gain due to production cost valuation of inventory		(3,246,782)	(33,361,438)	—	—	—	—	—	(5,688,341)	—
Less capitalized refined products		(1,661,986)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(20,585,300)	—	—	(3,316,549)	(123,790,105)	(5,300,044)	(12,746,136)	(652)	—
Less equity method for unrealized profits		(742,055)	(7,293,447)	(36,718)	—	—	4,435,288	(4,308,877)	(8,960,344)	—
Less amortization of capitalized interest		118,981	—	—	—	—	—	—	(424,198)	—

Total consolidated assets	Ps.	2,206,418,541	1,107,094,580	388,423	27,673,598	130,824,921	9,556,469	26,007,319	155,376,864	2,359,024,145

Liabilities:
By segment	Ps.	2,533,221,665	1,282,558,220	664,829	16,457,347	29,336,417	3,015,450	3,901,722	85,392,123	3,553,477,189
Less unrealized intersegment sales		—	(4,419,930)	—	395,855	—	—	—	1,493,766	—

Total consolidated liabilities	Ps.	2,533,221,665	1,278,138,290	664,829	16,853,202	29,336,417	3,015,450	3,901,722	86,885,889	3,553,477,189

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of March 31, 2017 and December 31, 2016, cash and cash equivalents were as follows:

a. Cash, Cash Equivalents

	March 31, 2017		December 31, 2016
Cash on hand and in banks(i)	Ps.	61,725,245	Ps.	71,430,427
Marketable securities		43,771,508		92,102,086

	Ps.	105,496,753	Ps.	163,532,513

(i)	Cash on hand and in banks is primarily composed of cash in banks.

b. Restricted Cash

	March 31, 2017	December 31, 2016
Restricted cash	Ps. 9,111,811	Ps.	10,478,626

Restricted cash as of March 31, 2017 and December 31, 2016 is primarily composed of the deposit made by Pemex-Exploration and Production in the amount of U.S. $465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). At March 31, 2017 and December 31, 2016, this deposit, including income interest, amounted to Ps.8,761,965 and Ps.9,624,804, respectively (see Note 18). On March 31, 2017 and December 31, 2016, PMI HBV made deposits of U.S. $ 18,520 and U.S. $ 41,319, respectively, in an account in Banco Santander, S.A. as additional collateral for a credit agreement in accordance with the terms of the agreement. The credit agreement requires that PMI HBV maintain a loan-to-value ratio based on the ratio between the principal amount of debt and the market value in U.S. dollars of the Repsol S. A. (“Repsol”) shares owned by PMI HBV. Accordingly, PMI HBV deposited this amount in order to maintain the loan-to-value ratio required under the credit agreement. As of March 31, 2017 and December 31, 2016, this deposit, including income interest, amounted to Ps. 349,846 and Ps. 853,822, respectively (see Note 10).

NOTE 7. ACCOUNTS RECEIVABLE, NET

As of March 31, 2017 and December 31, 2016, accounts receivable and other receivables were as follows:

	March 31, 2017		December 31, 2016
Domestic customers, net	Ps.	55,777,471	Ps.	41,884,579
Export customers, net		44,583,524		34,859,341
Sundry debtors		22,329,847		18,736,922
Prepaid taxes		20,797,420		29,361,303
Employees and officers		6,389,976		6,054,251
Advances to suppliers		1,690,728		2,246,437
Insurance claims		77,947		38,497
Other accounts receivable		33,168		39,197

	Ps.	151,680,081	Ps.	133,220,527

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 8. INVENTORIES, NET

As of March 31, 2017 and December 31, 2016, inventories were as follows:

	March 31, 2017		December 31, 2016
Refined and petrochemicals products	Ps.	27,235,065	Ps.	21,534,846
Crude oil		10,252,231		11,391,310
Products in transit		2,124,943		7,735,163
Materials and products in stock		4,184,703		4,721,834
Materials in transit		1,129		419,547
Gas and condensate products		80,737		89,360

	Ps.	43,878,808	Ps.	45,892,060

NOTE 9. HELD-FOR-SALE NON-FINANCIAL ASSETS

Pursuant to Round Zero, PEMEX was provisionally assigned titles to escrow. The ownership of the fixed assets located in those blocks will be transferred when the blocks are awarded to third parties in subsequent rounds.

As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and solid hydrocarbons mentioned in transitory article 6 of the Energy Reform Decree, certain assignments that Pemex Exploration and Production received from the Mexican Government were affected. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy.

In 2016, pursuant to Round 1.3, the Ministry of Energy awarded certain contractual areas for the exploration and extraction of oil and solid hydrocarbons to third parties and their respective fixed assets will be transferred from PEMEX to such third parties. During 2016, PEMEX submitted the application for compensation from the Ministry of Energy for the fixed assets located in those areas, and, on December 31, 2016, these fixed assets were reclassified as held-for-sale non-financial assets at book value of Ps. 7,460,674, as follows:

Fields		2017
22	Not-requested but temporarily assigned fields	Ps.	2,736,358
3	Not-requested and unassigned fields		71,974

			2,808,332
317	Fields permanently unassigned		4,652,342

	Total	Ps.	7,460,674

NOTE 10. AVAILABLE-FOR-SALE NON-CURRENT FINANCIAL ASSETS

On January 1, 2016, PMI HBV had a total of 20,724,331 shares of Repsol valued at Ps. 3,944,696, which represented approximately 1.48% of Repsol’s share capital.

On June 13, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 555,547 new Repsol shares as an in-kind dividend on July 18, 2016, valued at Ps. 128,051.

Since the 1,497,562 new Repsol shares were received as an in-kind dividend during 2016 are not included in the loan agreement obtained by PMI HBV in August 2015, these shares are presented as short term available-for-sale current financial assets amounting to Ps. 435,556. These shares were sold in January 2017.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

On December 14, 2016, Repsol declared flexible dividends to its shareholders, of which PMI HBV received 584,786 new Repsol shares as an in-kind dividend in January 23, 2017. This amount was recognized as an account receivable of Ps.165,346 as of December 31, 2016.

As of March 31, 2017 and December 31, 2016, the investments in 20,724,331 shares of Repsol held by PMI HBV were valued at Ps. 6,069,607 and Ps. 6,027,540, respectively. These shares are presented under non-current assets. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a profit of Ps. 1,544,963 and Ps. 207,817 respectively.

As of March 31, 2017 and December 31, 2016, PEMEX’s direct holdings of Repsol shares amounted to approximately 1.38% and 1.48% respectively, of Repsol’s total shares.

NOTE 11. PERMANENT INVESTMENTS IN ASSOCIATES AND OTHER

The permanent investments in associates and other as of March 31, 2017 and December 31, 2016, were as follows:

			Percentage of investment	March 31, 2017	December 31, 2016
Deer Park Refining Limited			49.99%	Ps. 12,943,172	Ps. 14,039,384
Petroquímica Mexicana de Vinilo, S. A. de C. V.	(i	)	44.09%	3,683,382	4,309,050
TAG Norte Holding, S. de R. L. de C. V.	(ii	)	5.00%	1,909,527	1,909,527
Sierrita Gas Pipeline LLC			35.00%	1,053,926	1,112,338
TAG Pipelines Sur, S. de R. L. de C. V.	(ii	)	5.00%	507,596	507,596
Frontera Brownsville, LLC.			50.00%	463,771	478,414
Texas Frontera, LLC.			50.00%	235,698	260,828
CH 4 Energía, S.A.			50.00%	196,577	194,868
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.			40.00%	156,402	139,523
PMV Minera, S.A. de C.V.			44.09%	40,511	61,779
Other net			Varios	175,821	141,325

				Ps. 21,366,383	Ps. 23,154,632

(i)	On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately Ps.461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damaged, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage.
(ii)	As of December 31, 2016, due to the loss of significant influence in TAG Norte Holding, S. de R.L. de C.V. and y TAG Pipelines Sur, S. de R.L. de C.V. companies, PEMEX valued these investments at fair value. The difference between the fair value at the end of the period and the book value amounted to Ps.1,763,759. As of December 31, 2016 the fair value was higher than the book value.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Profit (loss) sharing in associates and others:

			March 31,
			2017	2016
Deer Park Refining Limited			Ps. 177,710	Ps. 185,920
Sierrita Pipeline, LLC.			9,034	(20,093)
PMV Minera, S.A. de C.V.			3,786	—
Petroquímica Mexicana de Vinilo, S. A. de C. V.			2,117	5,945
Pasco International, Ltd.			1,709	—
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.			(17)	13,730
Gasoductos de Chihuahua, S. de R. L. de C. V.	(iii	)	—	6,599
Compañía Mexicana de Exploraciones, S. A. de C. V.	(iv	)	—	(3,352)
CH4 Energía S.A. de C.V.			—	(5,856)
Other, net			47,188	32,158

Profit sharing in associates and other, net			Ps. 241,527	Ps. 215,051

(iii)	On September 28, 2016, PEMEX completed the divestiture of its 50% ownership interest in the Gasoductos de Chihuahua S. de R.L. de C.V. joint venture with Infraestructura Energética Nova, S.A.B. de C.V. The stock was sold for Ps. 22,684,736, yielding a profit of Ps. 15,211,039.
(iv)	Beginning July 1, 2016 this company was included in the consolidated financial statements of PEMEX. Until June 30, 2016 this Company was accounted for as a permanent investment in an associate under the equity method (see Note 3-a).

Additional information about the significant permanent investments in associates and other is presented below:

•	Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as General Partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the Refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to provide in equal amounts. Deer Park returns to PMI NASA and Shell products in the same equal amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•	Petroquímica Mexicana de Vinilo, S.A. de C.V. On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Mexicana de Vinilo. This investment is recorded under the equity method.

•	TAG Norte Holding, S. de R. L. de C. V. This company was created on June 6, 2014, and is the holding company of other enterprises aimed at developing infrastructure projects related to hydrocarbon transport. This investment is accounted at fair value as described in footnote (iii) to the table above.

•	Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transport infrastructure of gas in the United States. This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	TAG Pipelines Sur, S. de R. L. de C. V. This company was created on November 27, 2013. The principal activity is the operation and maintenance of the southern portion of the Ramones II project. The investment is accounted at fair value as described in footnote (iii) to the table above.

•	Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•	Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns thr 50% of interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan) and together are responsible for the results in proportion of this investment. As of December 31, 2016, the company has seven tanks of 120,000 barrels of capacity, each of them. This joint venture is recorded under the equity method.

•	CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of the natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•	Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primarily activity is the use of water and land in port areas in Mexico’s public domain; operates the use and development of building sites. It also provides related port services. This investment is recorded under the equity method.

•	PMV Minera, S.A. de C.V. This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•	Gasoductos de Chihuahua, S. de R.L. de C.V. On February 6, 1997, Pemex Industrial Transformation (before Pemex-Refining) entered into a joint venture with IEnova Gasoductos Holding, S. de R.L de C.V. to own and operate companies related to gas transportation and distribution, called Gasoductos de Chihuahua, S. de R.L. de C.V. Decision-making requires the consent of both partners during a meeting. The participation of each of the partners was 50% of the share capital. This investment was recorded under the equity method until August 2016, when PEMEX completed the divestiture of this company as described in footnote (iv) to the table above.

•	Compañía Mexicana de Exploraciones S.A. de C.V., (“COMESA”). COMESA was founded on November 12, 1968 to support PEMEX’s exploration programs. The operations of COMESA are focused on designing integral solutions for the energy sector, along the value chain for Exploration and Production, Refining, Petrochemicals, Geothermal energy and other energy areas all over the energy sector in Mexico, South America and the United States of America. COMESA’s principal activities are: gravimetric, magnetometric and microseismic studies, land seismic data acquisition (2D,3D, 3C), marine Seismic data acquisition, seismic data processing, seismic data interpretation and integration, vertical Seismic Profile (VSP) 2D and 3D, reservoir characterization and visualization, conceptualization and definition for exploration process. Until June 30, 2016 this company was accounted under the equity method. Beginning July 1, 2016 this company was included in the consolidation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2017

AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2016	Ps. 648,412,014	21,680,343	419,979,508	1,066,515,651	66,284,466	260,328,096	52,966,194	15,329,095	211,675,597	43,347,802	—	630,878	2,807,149,644
Acquisitions	20,406,464	1,629,710	1,265,011	8,239,480	2,541,802	9,866,984	545,271	2,063,519	107,682,868	1,487,434	6,800	—	155,735,343
Reclassifications	150,817	—	(1,268,887)	8,649,686	(6,610,184)	—	(561,569)	(325,778)	(282,044)	50,709	2,039	(137,246)	(332,457)
Capitalization	15,943,630	—	11,851,378	40,825,973	1,085,323	17,318,279	2,769	2,918,621	(89,945,973)	—	—	—	—
Impairment	81,135,967	—	31,967,407	198,974,994	—	35,640,491	438,979	8,743	(16,852,238)	—	—	—	331,314,343
Disposals	(7,602,782)	(40,937)	(3,648,989)	(4,382,867)	(558,374)	(449,645)	(2,644,957)	(551,355)	(4,864,062)	(314,327)	(8,839)	(2,126)	(25,069,260)

Balances as of December 31, 2016	Ps. 758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	3,268,797,613
Acquisitions	573,919	14,624	34,858	3,134,966	41,368	1,234,220	24,297	111,116	3,223,881	—	—	—	8,393,249
Reclassifications	80,071	—	(67,178)	—	(22,519)	—	(67,736)	(10,279)	(61,591)	(26,778)	12,112	71	(163,827)
Capitalization	1,625,053	—	190,617	8,225,033	264,256	8,677,765	26,426	3,031,141	(22,040,291)	—	—	—	—
Impairment	(10,376,900)	—	—	(11,952,422)	—	—	—	—	—	—	—	—	(22,329,322)
Disposals	(9,034,717)	(14,914)	(7,204,004)	—	(356,254)	—	(117,669)	(23,844)	(93,992)	(666,231)	(10,055)	(2,129)	(17,523,809)

Balances as of March 31, 2017	Ps. 741,313,536	23,268,826	453,099,721	1,318,230,494	62,669,884	332,616,190	50,612,005	22,550,979	188,442,155	43,878,609	2,057	489,448	3,237,173,904
Accumulated depreciation and amortization
Balances as of January 1, 2016	Ps. (321,283,906)	(578,015)	(139,331,407)	(780,443,639)	(37,712,087)	(140,908,960)	(36,513,479)	(5,894,520)	—	—	—	—	(1,462,666,013)
Depreciation and amortization	(44,549,443)	(2,364,560)	(15,153,879)	(70,090,038)	(1,796,383)	(12,252,810)	(3,205,089)	(1,027,289)	—	—	—	—	(150,439,491)
Reclassifications	(10,521)	—	(166,632)	(3,077)	(108,718)	—	166,914	454,492	—	—	—	—	332,458
Disposals	5,826,891	—	2,286,691	—	492,557	—	2,560,988	550,554	—	—	—	—	11,717,681

Balances as of December 31, 2016	Ps. (360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	(1,601,055,365)
Depreciation and amortization	(11,229,632)	(543,113)	(3,608,700)	(15,574,787)	(461,268)	(3,279,923)	(759,571)	(256,902)	—	—	—	—	(35,713,896)
Reclassifications	29,317	—	26,612	—	43,242	—	59,002	5,654	—	—	—	—	163,827
Disposals	8,027,664	—	7,203,935	—	7,255	—	117,008	23,843	—	—	—	—	15,379,705

Balances as of March 31, 2017	Ps. (363,189,630)	(3,485,688)	(148,743,380)	(866,111,541)	(39,535,402)	(156,441,693)	(37,574,227)	(6,144,168)	—	—	—	—	(1,621,225,729)
Wells, pipelines, properties, plant and equipment—net as of December 31,2016	Ps. 398,429,131	20,326,541	307,780,201	468,286,163	23,618,402	169,542,435	13,756,021	13,526,082	207,414,148	44,571,618	—	491,506	1,667,742,248

Wells, pipelines, properties, plant and equipment—net as of March 31,2017	Ps. 378,123,906	19,783,138	304,356,341	452,118,953	23,134,482	176,174,497	13,037,778	16,406,811	188,442,155	43,878,609	2,057	489,448	1,615,948,175

Depreciation rates	3 a 5%	5%	2 a 7%	—	3 a 7%	4%	3 a 10%	4 a 20%	—	—	—	—	—
Estimated useful lives	20 a 35	20	15 a 45	—	33 a 35	25	3 a 10	5 a 25	—	—	—	—	—

a.	As of March 31, 2017 and 2016, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 1,525,215 and Ps. 1,220,654, respectively.

b.	The combined depreciation of fixed assets and amortization of wells as of March 17, 2017 and 2016, recognized in operating costs and expenses, was Ps. 35,713,896, and Ps. 27,004,751, respectively, which includes costs related to plugging and abandonment of wells as of March 17, 2017 and 2016 of Ps. 230,053 and Ps. 490,624, respectively.

c.	As of March 31, 2017 and December 31, 2016, provisions relating to future plugging of wells costs amounted to Ps. 64,960,659 and Ps. 64,967,710, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

d.	As of March 31, 2017 PEMEX recognized an impairment of Ps. 22,329,322. These amounts are explained as follows:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Cash generating units of Pemex Exploration and Production

As of March 31, 2017, Pemex Exploration and Production recognized an impairment in the amount of Ps. 11,952,422, mainly due to insufficient cash flows to cover recovery costs for the Cantarell, Antonio J. Bermúdez, Burgos, Tzimi Xux and Macusapna projects resulting from the appreciation of the Mexican peso against the U.S. dollar by 9%, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 18.8092 to U.S. $1.00 as of March 31, 2017, given that cash inflows are denominated in U.S. dollars and then translated to the reporting currency using the exchange rate at the date of report.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with the production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	60.24 U.S. dollars/bl
Average gas price	4.69 U.S. dollars/mpc
Average condensates price	40.22 U.S. dollars/bl
Discount rate	14.36% annually

The total forecast production, calculated with a horizon of 25 years is 7,902 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash generating units of Industrial Transformation

As of December 31, 2016, Industrial Transformation recognized an impairment of Ps. 10,376,900 of which Ps. 6,564,324 corresponded to the Minatitlán refinery, Ps. 2,330,059 to the Cangrejera Petrochemical Center, Ps. 195,770 to the Independencia Petrochemical Center, Ps. 97,047 to the Arenque gas processor complex, Ps. 77,998 to the Matapionche gas processor complex and Ps. 1,111,702 to the Burgos gas processor complex. The impairment was mainly the result of the appreciation of the Mexican peso against the U.S. dollar by 9%, from a peso–U.S. dollar exchange rate of Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to a peso–U.S. dollar exchange rate of Ps. 18.8092 to U.S. $1.00 as of March 31, 2017. PEMEX’s cash flows are determined in U.S. dollars because the long-term reference prices of products manufactured by process centers are commodities valued at market value primarily in the U.S. market.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY

COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2017 AND DECEMBER 31, 2016 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

Cash generating unit of refining

To determine the value in use of long-lived assets associated with refineries of the National Refinery System, the net present value of reserves were determined based on the following assumptions:

Average crude oil price	52.30 U.S. dollars per processed barrel (2016-2029)
Processed volume	1,100 mbd (2016-2033 average)
Rate of U.S. dollar	$18.8092 mxp/usd (2016-2033)
Useful lives of the cash generating units	Average of 14 years
Discount rate	11.61% annually

The recoverable amount of the assets is value in use. To determine of cash flows the volume of volumes product produced and sold are taken into consideration. As of March 31, 2017, the value in use for the Minatitlán refinery was Ps. 37,291,960. Until March 31, 2017, the projection of cash flows was based on a period of 16 years for each refinery.

Cash generating unit of gas

To determine the value in use of long-lived assets associated with gas processing centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	2,427 mmpcd of sour gas (2016-2029) 515 mmpcd of wet-sweet gas (2016-2029)
Rate of U.S. dollar	$18.8092 mxp/usd (2016-2021)
Useful lives of the cash generating units	Average of 10 years
Discount rate	10.72% annually

The recoverable amount of assets based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of March 31, 2017, the value in use amounted to Ps.376,451, Ps. 494,912 and Ps. 4,990,234 in the Arenque, Matapionche and Burgos gas processing center, respectively. Until March 31, 2017, the projection of cash flows was calculated based on a period of 12 years according to the useful life of each gas processing center.

Cash generating unit of petrochemicals

To determine the value in use of long-lived assets associated with petrochemicals centers, the net present value of reserves is determined based on the following assumptions:

Processed volume	Variable because the load inputs are diverse
Rate of U.S. dollar	$18.8092 mxp/usd
Useful lives of the cash generating units	Average of 4 years
Discount rate	10.14% annually

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration volumes produced and sold. As of March 31, 2017, the value in use of impairment fixed assets amounted to Ps. 111,627 and Ps. 1,510,916 in the petrochemicals centers Cangrejera and Independencia respectively. Until March 31, 2017, the projection of cash flows was calculated based on a period of 4 years according to the useful life of each petrochemical center.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

e.	Certain infrastructure assets used for oil and gas activities are guarantees for the U.S. $1,100,000 and U.S. $600,000 sale and leaseback agreements dated as of June 17, 2016 and July 8, 2016 (see Note 15).

f.	As of March 31, 2017 and December 31, 2016, certain fixed assets were reclassified as held-for-sale non-financial assets in the amount of Ps. 7,460,674 (see Note 9).

NOTE 13. INTANGIBLE ASSETS

As of March 31, 2017 and December 31, 2016, intangible assets are wells unassigned to a reserve, which amounted Ps. 10,108,916 and Ps. 8,639,242, respectively as follows:

	March 31, 2017		December 31, 2016
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	8,639,242	Ps.	14,304,961
Additions to construction in progress		3,127,952		20,526,300
Transfers against expenses		(205,539)		(9,798,246)
Transfers against fixed assets		(1,452,739)		(16,393,773)

Balance at the end of period	Ps.	10,108,916	Ps.	8,639,242

In addition, as of March 31, 2017 and December 31, 2016, PEMEX recognized expenses related to unsuccessful wells of Ps. 1,313,189 and Ps. 19,307,838, respectively, directly in its statement of comprehensive income.

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of March 31, 2017 and December 31, 2016, the balance of long-term notes receivable was as follows:

	March 31, 2017		December 31, 2016
Promissory notes issued by the Mexican Government	Ps.	140,361,022	Ps.	140,578,871
Other long-term notes receivable (1)		7,908,939		8,028,731

Total long-term notes receivable	Ps.	148,269,960	Ps.	148,607,602

(1)	Primarily CENAGAS

Promissory notes issued by the Mexican Government

	March 31, 2017		December 31, 2016
Total promissory notes	Ps.	142,797,176	Ps.	142,124,620

Less: current portion of notes receivable (2)		2,436,154		1,545,749

Long-term promissory notes	Ps.	140,361,022	Ps.	140,578,871

(2)	The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps.135,439,612 increase in equity as a result of the Ps.184,230,586 discount value of the promissory notes as of June 29, 2016, minus the Ps.50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promisorry notes.

As of December 31, 2016, these promissory notes at discount valued amounted to Ps.142,124,620. PEMEX intends is to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2017 to 2042 and annual rates ranging from 4.35% to 7.04% as follows:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount (discount value)
1	2018	4.65%	Ps.	2,436,154
1	2019	5.14%		3,445,771
1	2020	5.39%		4,247,516
1	2021	5.57%		5,025,516
5	2022-2026	5.74% a 6.11%		31,438,195
5	2027 a 2031	6.32% a 6.77%		33,814,215
5	2032 a 2036	6.81% a 7.00%		31,898,199
6	2037 a 2042	6.94% a 7.04%		30,491,610

		Total de pagarés		142,797,176
		Menos: porción circulante		2,436,154

		Documentos por cobrar a largo plazo	Ps.	140,361,022

From January to March 2017, PEMEX recognized Ps.2,234,843 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

The promissory notes have fixed yield rates. Accordingly they are not exposed to market risk. In addition, PEMEX believes the promissory notes do not have a non-compliance risk because they are issued by the Mexican Government in Mexican pesos.

b.	Other assets

As of March 31, 2017 and December 31, 2016, the balance of other assets was as follows:

	March 31, 2017		December 31, 2016
Payments in advance	Ps.	2,926,416	Ps.	2,558,767
Other		6,746,492		6,953,878

	Ps.	9,672,908	Ps.	9,512,645

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2017, PEMEX participated in the following financing activities:

•	On February 14, 2017, Petróleos Mexicanos issued € 4,250,000 of debt securities under its Medium-Term Notes Program, Series C in three traunches: (i) € 1,750,000 of its 2.50% Notes due August 2021;(ii) € 1,250,000 of its 3.75% Notes due February 2024; and (iii) € 1,250,000 of its 4.875% Notes due February 2028. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	From January 1 to March 31, 2017, PMI HBV obtained and repaid U.S. $2,201,659 in financing from its revolving credit lines.

•	As of March 31, 2017, Petróleos Mexicanos had U.S. $4,750,000 and Ps.23,500,000 in available credit lines in order to ensure liquidity, both of which are totally available.

As of March 31, 2017, PEMEX used the following exchange rates:

March 31, 2017
U.S. dollar	Ps. 18.8092
Japanese yen	0.1693
Pound sterling	23.3704
Euro	20.2331
Swiss francs	18.8677
Australian dollar	14.4285

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

a.     Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

The following tables present information about PEMEX’s assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of March 31, 2017 and December 31, 2016:

	Fair value hierarchy						Total as of March 31,
	Level 1		Level 2		Level 3		2017
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	4,611,974	Ps.	—	Ps. 4,611,974
Available-for-sale financial assets		6,069,607		—		—	6,069,607
Permanent investment in associates and other						21,366,383	21,366,383
Financial Liabilities:
Derivative financial instruments		—		(18,612,041)		—	(18,612,041)

	Fair value hierarchy						Total as of December 31,
	Level 1		Level 2		Level 3		2016
Financial Assets:
Derivative financial instruments	Ps.	—	Ps.	4,857,470	Ps.	—	Ps. 4,857,470
Available-for-sale financial assets		6,463,096		—		—	6,463,096
Permanent investment in associates and other						23,154,632	23,154,632
Financial Liabilities:
Derivative financial instruments		—		(30,867,956)		—	(30,867,956)

b.    Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFIs portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX’s DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical approximations for their valuation.

PEMEX values its DFI under standard methodologies commonly applied in the financial markets, thereby PEMEX does not have an independent third party to value its DFIs. Nonetheless, PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models designed to integrate all of PEMEX’s business areas and accounting, such as System Applicable Products (SAP). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX’s related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

c.    Accounting treatment in and DFIs’ impact on the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of March 31, 2017 and December 31, 2016, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (14,000,067) and Ps. (26,010,486), respectively. As of March 31, 2017 and December 31, 2016, PEMEX did not have any DFIs designated as hedges.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, directly impacts the “Derivative financial instruments (cost) income—net” line item.

For the periods ended March 31, 2017 and 2016, PEMEX recognized a net gain of Ps. 600,635 and Ps. 8,944,084, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of March 31, 2017 and December 31, 2016, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of March 31, 2017 and December 31, 2016, the provisions for sundry creditors and others is as follows:

	March 31, 2017	December 31, 2016
Provision for plugging of wells (Note 12)	Ps. 64,960,659	Ps. 64,967,710
Provision for trails in process (Note 18)	14,410,293	15,119,692
Provision for environmental costs	8,266,700	8,230,476

	Ps. 87,637,652	Ps. 88,317,878

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of March 31, 2017 and December 31, 2016, PEMEX had accrued a reserve of Ps.14,410,293 and Ps.15,119,692, respectively, for these contingent liabilities. As of March 31, 2017, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•	In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. (“COMMISA”) filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the International Court of Arbitration issued an arbitration award requiring Pemex- Exploration and Production to pay U.S. $293,646 and Ps. 34,459, plus interest. COMMISA requested that the U.S. District Court for the Southern District of New York recognize and execute the arbitration award. Pemex-Exploration and Production requested that the award be declared null and void by the Mexican courts, which was granted. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production’s U.S. $106,828 guarantee. Each party is to pay its value added taxes, and interest relating to the award is to be paid in accordance with applicable law. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On August 2, 2016, the U.S. Second Circuit Court of Appeals denied the appeal and confirmed the arbitration award in favor of COMMISA. On September 14, 2016, Pemex Exploration and Production appealed the decision, which was denied on November 3, 2016. On January, 30, 2017 Pemex Exploration and Production filed a Petition for Certiorari before the Supreme Court of the United States of America (see Note 19 for recent developments).

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions. On November 15, 2013, Pemex-Exploration and Production filed a motion against the execution of the arbitration award before the Supreme Court of Justice of Luxembourg. On January 15, 2014 COMMISA also filed a motion before this Supreme Court. On March 25, 2014, Pemex-Exploration and Production filed its pleadings. In connection with the attachment of assets, COMMISA filed a motion before the Court of Appeals of Luxembourg seeking that the Court recognizes the arbitration award without considering that it was declared null and void by the Mexican courts. On June 25, 2016, the Court of Appeals of Luxembourg issued a new procedural timeline. A final judgment is still pending.

•	In February 2010, the Servicio de Administración Tributaria (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment (file No. 28733/10-17-03-7). On March 31, 2016, a judgment was issued by the First Section of the Superior Court confirming the resolution issued by the Tax Management Service. Pemex-Exploration and Production filed an amparo against this resolution (file No. 402/2016) before the Segundo Tribunal Colegiado en Materia Administrativa del Primer Circuito (Second Administrative Joint Court of the First Circuit), which was admitted on June 1, 2016. On December 1, 2016, an amparo was granted in favor of Pemex Exploration and Production ordering a new resolution to be issued by the Tax Management Service.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC seeking that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. A final resolution is still pending.

•	In June 2016, Pemex Exploration and Production was summoned before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in Mexico City, in connection with a claim filed by Drake Mesa, S. de R.L. (file No. 200/2016-II), seeking approximately U.S. $120,856 related to expenses and damages, in connection with, among other things, a public work agreement executed between them. The trial is in the evidentiary stage.

•	On July 10, 2015, the Local Treasury of Minatitlán, Veracruz determined that Pemex-Refining owed Ps. 2,531,040 for property taxes from 2010 to 2015 related to the “General Lázaro Cárdenas” refinery. Pemex-Refining filed an amparo against this determination (no. 863/2015-V) before the Juzgado Décimo de Distrito (Tenth District Court) in Veracruz, which was granted. On April 26, 2016, a dismissal of this action was filed due to the suspension granted under the administrative claim mentioned below. Pemex-Refining also filed an administrative claim against this determination, which was admitted by the Court on August 6, 2015, and the trial was suspended. On September 2, 2016, a resolution dated August 31, 2016 was notified, declaring the property tax resolution null and void. On September 13, 2016, both parties filed motions to appeal this resolution. A final resolution is still pending.

•	On June 11, 2015, the Segunda Sala Regional del Noreste (Second Regional Northeast Court) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbons spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this resolution. A final judgment is still pending.

•	In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,372 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the Sala Superior (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037 /1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment, which was sent back to the First Section of the Superior Court when the procedural errors were corrected. On March 31, 2016, a judgment was issued confirming the resolution issued by the Tax Management Service. Pemex Industrial Transformation filed an amparo against the decision with the Second Administrative Joint Court of the First Circuit which was admitted on June 1, 2016. On December 1, 2016, an amparo was granted in favor of Pemex Industrial Transformation ordering a new resolution to be issued by the Tax Management Service.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

•	On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (Second Section of the Superior Court) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-S2-07-04), which will issue a final judgment. On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. On May 31, 2016, the parties were convened for the final judgment. A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 19. SUBSEQUENT EVENTS

As of June 16, 2017, the Mexican peso-U.S. dollar exchange rate was Ps.17.9321 per U.S. dollar, which represents a 4.66% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2017, which was Ps. 18.8092 per U.S. dollar.

As of June 16, 2017, the weighted average price of the crude oil exported by PEMEX was U.S. $40.85 per barrel. This represents a price decrease of approximately 4.11% as compared to the average price as of March 31, 2017, which was U.S. $42.60 per barrel.

As of March 31, 2017, PEMEX has valued and recorded the 20,724,331 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has decreased approximately 4.01%, from € 14.48 per share as of March 31, 2017 to € 13.90 per share as of June 16, 2017.

During the period from April 1 to June 16, 2017, PEMEX participated in the following financing activities:

•	On April 6, 2017, Petróleos Mexicanos executed a U.S. $132,000 non-revolving bilateral credit line from Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, due on April 6, 2024, which bears a fixed interest rate of 5.25%. The bilateral credit line is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On May 15, 2017, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $400,000, which bears interest at a floating rate linked to LIBOR (plus a 1.65% margin) and matures on May 15, 2020. As of the date of this report, Petróleos Mexicanos has borrowed U.S. $200,000 under this agreement. The term loan is guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND DECEMBER 31, 2016

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2017 AND 2016

(Figures stated in thousands, except as noted (Note 2))

During the period from April 1 to June 16, 2017, PMI HBV obtained U.S. $1,711,000 in financing from its revolving credit lines and repaid U.S. $1,631,000. The outstanding amount under these revolving credit lines was U.S. $80,000 as of June 16, 2017.

On April 6, 2017, in connection with the arbitration proceeding filed by COMMISA in December 2004 before the International Court of Arbitration of the International Chamber of Commerce against Pemex-Exploration and Production (13613/CCO/JRF), Pemex Exploration and Production and Petróleos Mexicanos executed a settlement agreement with COMMISA and agreed to pay to COMMISA U.S. $435,000 plus the applicable value added tax, with the funds deposited by Pemex Exploration and Production in a bank account as a guarantee before the U.S. District Court for the Southern District of New York. The remaining U.S. $30,800 in this account will be refunded to Pemex Exploration and Production once the corresponding value added tax is paid to COMMISA according to the criteria determined by the Tax Management Service.

As of the date of these unaudited condensed consolidated interim financial statements, PEMEX is in the process of implementing the activities needed for due compliance with the settlement agreement in order to resolve all disputes arising out of the PEP-0-129/97 construction agreement (See Note 18).

In April 2017, PEMEX entered into a crude oil hedge to partially protect its cash flows from decreases in the Mexican crude oil basket price below that established in the Federal Revenue Law. PEMEX hedged 409 thousand barrels per day from May to December 2017 for U.S. $133.5 million. This hedging strategy provides PEMEX with full protection when the monthly average price of the Mexican crude oil basket is between U.S. $42 and U.S. $37 per barrel and partial protection when the price is below U.S. $37 per barrel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: July 11, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.